As filed with the Securities and Exchange Commission on January 31, 1997

                                      1933 Act Registration No. 33-67852

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

____  Pre-Effective Amendment No. ___     ____ Post-Effective Amendment No. ___

                                 NORTHSTAR TRUST
               (Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (203) 863-6200

                               Two Pickwick Plaza
                                  Greenwich, CT
                                      06830
               (Address of Principal Executive Offices) (Zip Code)

                 Mark L. Lipson                       Jeffrey L. Steele
c/o Northstar Investment Management Corporation    Dechert Price & Rhoads
               Two Pickwick Plaza                    1500 K Street, N.W.
              Greenwich, CT 06830                  Washington, D.C. 20005
--------------------------------------------------------------------------------
(Name and Address of Agent for Service)         (Copies of all Correspondence)


         Approximate date of proposed public offering: As soon as possible after this Registration Statement becomes effective.

         The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24(f) under the Investment Company Act of 1940. Accordingly, no fee is payable herewith. Registrant filed the notice required by Rule 24f-2 with respect to its most recent fiscal year on December 23, 1996.

--------------------------------------------------------------------------------

         It is proposed that this filing shall become effective on March 2, 1997 pursuant to Rule 488.

                                 NORTHSTAR TRUST
                         FORM N-14 CROSS REFERENCE SHEET



Part A. Item No.                       Proxy Statement/Prospectus
  and Caption                               Statement Caption

1.       Beginning of Registration           Cover Page
         Statement and Outside
         Front Cover Page of
         Prospectus


2.       Beginning and Outside               Table of Contents
         Back Cover Page of
         Prospectus


3.       Fee Table, Synopsis                 Summary of the Proposed
         Information and Risk                Reorganization; Principal Risk
         Factors                             Factors; Comparative Fee Table




4.       Information About the               Summary of the Proposed
         Transaction                         Reorganization; Information
                                             About the Reorganization



5.       Information About the                Summary of the Proposed
         Registrant                           Reorganization; Investment
                                              Advisers, Administrators and
                                              Distributors of the Brandes and
                                              Northstar Funds; Investment
                                              Objectives, Policies and
                                              Restrictions of the Brandes and
                                              Northstar Funds; Principal Risk
                                              Factors; Fees and Expenses of
                                              the Brandes and Northstar Funds;
                                              Comparative Fee Table; Purchase,
                                              Redemption and Exchange
                                              Procedures of the Brandes and
                                              Northstar Funds; Dividend
                                              Policies of the Brandes and
                                              Northstar Funds; Comparative
                                              Information on Shareholder
                                              Rights; Additional Information
                                              About Northstar Fund and Brandes
                                              Fund; See also the Prospectus
                                              for Northstar International
                                              Value Fund, dated March 1,
                                              1997, previously filed on EDGAR,
                                              Accession Number
                                              0000916641-96-001077

6.       Information About the               Summary of the Proposed
         Company Being Acquired              Reorganization; Investment
                                             Advisers, Administrators and
                                             Distributors of the Brandes and
                                             Northstar Funds; Investment
                                             Objectives, Policies and
                                             Restrictions of the Brandes and
                                             Northstar Funds; Principal Risk
                                             Factors; Fees and Expenses of
                                             the Brandes and Northstar Funds;
                                             Comparative Fee Table; Purchase,
                                             Redemption and Exchange
                                             Procedures of the Brandes and
                                             Northstar Funds; Dividend
                                             Policies of the Brandes and
                                             Northstar Funds; Comparative
                                             Information on Shareholder
                                             Rights; Additional Information
                                             About Northstar Fund and Brandes
                                             Fund; See also, the Prospectus
                                             for Brandes International Fund,
                                             dated February ___, 1997 to be
                                             filed on EDGAR.





7.       Voting Information                  Information About the
                                             Reorganization; Voting
                                             Information


8.       Interest of Certain                 Not Applicable
         Persons and Experts


9.       Additional Information              Not Applicable
         Required for Reoffering
         by Persons Deemed to be
         Underwriters

Part B Item No.                        Statement of Additional
  and Caption                            Information Caption

10.      Cover Page                          Cover Page

11.      Table of Contents                   Not Applicable

12.      Additional Information              Statement of Additional
         About the Registrant                Information of Northstar
                                             International Value Fund, dated
                                             March 1, 1997, previously
                                             filed on EDGAR, Accession Number
                                             0000916641- 96-001077




13.      Additional Information              Statement of Additional
         About the Company Being             Information of Brandes
         Acquired                            International Fund, dated
                                             February __, 1997 to be filed
                                             on EDGAR.



14.      Financial Statements                Annual Report of Brandes
                                             International Fund for Fiscal
                                             Year Ended October 31, 1996,
                                             previously filed on EDGAR,
                                             Accession Number
                                             926678-97-000001



                                   Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                           BRANDES INTERNATIONAL FUND
                             12750 HIGH BLUFF DRIVE
                           SAN DIEGO, CALIFORNIA 92130
                                 (619) 755-0239


                                                         ______________, 1997

Dear Shareholder:

         The Board of Trustees of Brandes Investment Trust ("Brandes Trust") has recently reviewed and unanimously endorsed a proposal for the reorganization of Brandes International Fund ("Brandes Fund"), a separate series of Brandes Trust, which they have determined to be in the best interests of its shareholders. This proposal calls for acquisition of Brandes Fund's assets by Northstar International Value Fund ("Northstar Fund"), a newly formed, separately managed series of Northstar Trust. Northstar Fund has the same investment objective and substantially identical investment policies as Brandes Fund.

         The Board has therefore called a Special Meeting of Shareholders to be held on ___________, 1997 to consider this transaction. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

         As a result of this transaction, Brandes Fund would be combined with Northstar Fund and you would become a shareholder of Northstar Fund. You would own the same class of shares of Northstar Fund as you currently own of Brandes Fund, and the aggregate net asset value of your shares of Brandes Fund will be equal to the aggregate net asset value of the shares of Northstar Fund that you will receive as a result of the reorganization. No sales charge will be imposed in the transaction, and the closing of the transaction will be conditioned upon receiving an opinion of counsel to the effect that the transaction will qualify as a tax-free reorganization for federal income tax purposes.

         Northstar Fund, like Brandes Fund, seeks long-term capital appreciation by primarily investing in equity securities of foreign issuers with market capitalizations greater than $1 billion. Brandes Investment Partners, L.P., currently the investment adviser to Brandes Fund, will serve as sub-adviser to Northstar Fund following the transaction. Thus, it is expected that consistency of portfolio management will be maintained following the transaction.

         The Trustees of Brandes Trust recommend that the shareholders of Brandes Fund approve the reorganization. The Trustees believe the reorganization would benefit Brandes Fund and its shareholders by enhancing its capacity to attract and retain investors. In making their determination, the Trustees reviewed several factors, including the qualifications and capabilities of the service providers of the Northstar family of mutual funds. If, as expected, Northstar Distributors, Inc., the distributor of Northstar Fund, is able to distribute Northstar Fund shares successfully, growth in assets would make possible the realization of economies of scale and attendant savings in costs to Northstar Fund and its shareholders. Of course, achievement of these goals cannot be assured. In addition, following the reorganization, you will be able to freely exchange your Northstar Fund shares for shares of the same class of [9] other funds in the Northstar family representing a wide range of investment objectives and policies.

         Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. It is very important that you vote and that your voting instructions be received no later than _______________, 1997.

         It may be necessary to retain an outside firm that specializes in proxy solicitation to provide assistance in connection with the solicitation of proxies. If we have not received your vote as the Special Meeting of Shareholders approaches, you may receive a telephone call from the proxy solicitation firm. We hope that the telephone call does not inconvenience you.

         NOTE: You may receive more than one proxy package if you hold Brandes Fund shares in more than one account. You must return separate proxy cards for separate holdings. We have provided postage-paid return envelopes for each.

                                                     Sincerely,



                                                     ---------------------

                           BRANDES INTERNATIONAL FUND

                      A SERIES OF BRANDES INVESTMENT TRUST

                             12750 HIGH BLUFF DRIVE
                           SAN DIEGO, CALIFORNIA 92130
                                 (619) 755-0239


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON ___________, 1997




                                                             __________, 1997


To the shareholders of
  Brandes International Fund
  (a series of Brandes Investment Trust):


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of Brandes International Fund ("Brandes Fund"), a series of Brandes Investment Trust, will be held at the offices of Brandes Fund at 12750 High Bluff Drive, San Diego, California, at _____ __.m., Pacific time, on ________________, 1997, for the following purposes:

         1. To consider and vote on a proposed Agreement and Plan of Reorganization providing for (a) the acquisition of all the assets of Brandes Fund by Northstar International Value Fund ("Northstar Fund"), a newly formed, separately managed series of Northstar Trust, in exchange for shares of beneficial interest of Northstar Fund, and (b) the liquidation of Brandes Fund and the pro rata distribution of its holdings of Northstar Fund shares to its shareholders.

         2. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

         The Board of Trustees has fixed the close of business on _________________, 1997 as the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting.

         EACH SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IN PERSON IS REQUESTED TO DATE, FILL IN, SIGN AND RETURN PROMPTLY THE ENCLOSED FORM OF PROXY IN THE ENCLOSED ENVELOPE, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES.

                                          By order of the Board of Trustees,

                                          -------------------------------

                                          -------------------------------



         YOUR PROMPT ATTENTION TO THE ENCLOSED FORM OF PROXY WILL
HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                      INSTRUCTIONS FOR SIGNING PROXY CARDS


         The following general rules for signing proxy cards may be of assistance to you and may help avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

         1. INDIVIDUAL ACCOUNTS: sign your name exactly as it appears in the registration on the proxy card.

         2. JOINT ACCOUNTS: either party may sign, but the name of the party signing should conform exactly to a name shown in the registration on the proxy card.

         3. ALL OTHER ACCOUNTS: the capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                                    Valid Signature


CORPORATE ACCOUNTS

(1) ABC Corp. ......................            ABC Corp.
                                                John Doe, Treasurer
(2) ABC Corp. ......................            John Doe, Treasurer
(3) ABC Corp.
         c/o John Doe ..................        John Doe, Treasurer
(4) ABC Corp. Profit Sharing Plan...            John Doe, Trustee

PARTNERSHIP ACCOUNTS

(1)      The XYZ Partnership............        Jane B. Smith, Partner
(2)      Smith and Jones, Limited
           Partnership..................        Jane B. Smith, General
                                                  Partner

TRUST ACCOUNTS

(1) ABC Trust.......................            Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee
         u/t/d 12/28/78.................        Jane B. Doe, Trustee

CUSTODIAL OR ESTATE ACCOUNTS

(1) John B. Smith, Cust.
         f/b/o John B. Smith, Jr.,
         UGMA/UTMA......................        John B. Smith
(2) Estate of John B. Smith.........            John B. Smith, Jr.,
                                                  Executor

                           PROXY STATEMENT/PROSPECTUS


                  RELATING TO THE ACQUISITION OF THE ASSETS OF

                           BRANDES INTERNATIONAL FUND

                      A SERIES OF BRANDES INVESTMENT TRUST

                             12750 HIGH BLUFF DRIVE
                           SAN DIEGO, CALIFORNIA 92130
                            TELEPHONE: (619) 755-0239

                        BY AND IN EXCHANGE FOR SHARES OF

                       NORTHSTAR INTERNATIONAL VALUE FUND

                           A SERIES OF NORTHSTAR TRUST

                               TWO PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TELEPHONE: (800) 595-7827


         This Proxy Statement/Prospectus is being furnished to shareholders of Brandes International Fund ("Brandes Fund"), a separate series of Brandes Investment Trust ("Brandes Trust"), in connection with a proposed reorganization (the "Reorganization") in which all of the assets and liabilities of Brandes Fund would be acquired by Northstar International Value Fund ("Northstar Fund"), a newly formed separate series of the Northstar Trust, in exchange for shares of Northstar Fund. The shares of Northstar Fund thereby received would then be distributed to shareholders of Brandes Fund, and Brandes Fund would be terminated. As a result of the Reorganization, each shareholder of Brandes Fund would receive that number of full and fractional shares of the corresponding class of shares of Northstar Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Brandes Fund held as of the date of the Reorganization. No sales charge will be imposed on the transaction, and, following the Reorganization, shareholders will own the same class of shares of Northstar Fund as they held of Brandes Fund.

         Northstar Trust is an open-end management investment company that issues its shares of beneficial interest in separate portfolios or series, each with its own investment objective or objectives and policies. The investment objective of Northstar International Value Fund, a separate diversified portfolio of Northstar Trust, is long-term capital appreciation. Northstar Fund seeks to achieve this objective by primarily investing in equity securities of foreign issuers with market capitalizations greater than $1 billion. There can be no assurance that the Northstar Fund's investment objective will be achieved.

         The investment objective and policies of Northstar Fund (and consequently, the risks of investing in it) are substantially identical to those of Brandes Fund. The investment restrictions of the Northstar Fund are slightly different from those of the Brandes Fund. For a comparison of the investment objectives, policies and restrictions of the Brandes Fund and Northstar Fund (collectively referred to as "the Funds" or "each Fund"), see
"Investment Objectives, Policies and Restrictions of the Brandes and Northstar Funds" in this Proxy Statement/Prospectus. Brandes Investment Partners, L.P. ("Brandes") will serve as the investment sub-adviser for Northstar Fund and will manage its assets.

         This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about Northstar Fund that a prospective investor should know before investing. Attached hereto as Exhibit B is the prospectus of Northstar Fund, dated March 1, 1997, which prospectus is incorporated herein by reference. A Statement of Additional Information for Northstar Fund, dated March 1, 1997, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A Prospectus and Statement of Additional Information for Brandes Fund dated February __, 1997 have been filed with the SEC and are incorporated herein by reference. A Statement of Additional Information dated _______________, 1997, containing additional information about the Reorganization and the parties thereto, has been filed with the SEC and is incorporated herein by reference. Copies of the referenced documents are available upon request and without charge by writing to Northstar Trust at the address above or by calling the number listed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is ______________, 1997

                                TABLE OF CONTENTS

                                                                      PAGE


         SUMMARY OF THE PROPOSED REORGANIZATION........................  2

         INVESTMENT ADVISERS, ADMINISTRATORS AND DISTRIBUTORS
         OF BRANDES AND NORTHSTAR FUNDS................................  4

         INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS
         OF BRANDES AND NORTHSTAR FUNDS................................  5

         PRINCIPAL RISK FACTORS........................................  7

         FEES AND EXPENSES OF BRANDES AND NORTHSTAR FUNDS..............  9

         PURCHASE, REDEMPTION AND EXCHANGE PROCEDURES
         OF BRANDES AND NORTHSTAR FUNDS................................ 13

         DIVIDEND POLICIES OF BRANDES AND NORTHSTAR FUNDS.............. 16

         INFORMATION ABOUT THE REORGANIZATION.......................... 16

         COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS................. 20

         ADDITIONAL INFORMATION ABOUT NORTHSTAR FUND AND BRANDES
         FUND.......................................................... 21

         VOTING INFORMATION............................................ 22


Exhibit A - Agreement and Plan of Reorganization
Exhibit B - Prospectus of Northstar International Value Fund


         For detailed information about Northstar International Value Fund, see the Northstar International Value Fund Prospectus dated
March 1, 1997, included herein.

                     SUMMARY OF THE PROPOSED REORGANIZATION

         The Board of Trustees of Brandes Trust, including the Trustees who are not "interested persons" of Brandes Trust (the "Independent Trustees"), as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has unanimously approved the Plan providing for the acquisition of all of the assets of Brandes Fund, a separate series of Brandes Trust, by Northstar Fund, a separate series of Northstar Trust, in exchange for shares of Northstar Fund and the assumption by Northstar Fund of the liabilities of Brandes Fund. The aggregate net asset value of the Class A and Class C shares of Northstar Fund issued in the exchange will equal the aggregate net asset value of Brandes Fund's Class A and Class C shares then outstanding. In connection with the Reorganization, Class A and Class C shares of Northstar Fund will be distributed to shareholders of the corresponding classes of Brandes Fund, and Brandes Fund will be terminated. As a result of the Reorganization, each shareholder of Brandes Fund will cease to be a shareholder of Brandes Fund and will receive that number of full and fractional shares of Northstar Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Brandes Fund. No sales charge will be imposed on the transaction, and, following the Reorganization, shareholders will own the same class of shares of Northstar Fund as they previously held of Brandes Fund. As a condition to closing, Brandes Fund and Northstar Fund will obtain an opinion of Dechert Price & Rhoads to the effect that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes. See "Information about the Reorganization."

         Northstar Fund and Brandes Fund have substantially similar investment objectives and policies. The risks of investing in the two Funds are substantially the same, although the investment restrictions of Northstar Fund are slightly different from the investment restrictions of Brandes Fund. The principal risk associated with the Northstar Fund and the Brandes Fund is the risk of investment in foreign securities. The slight differences in investment restrictions are not expected to affect the manner in which Brandes will manage the assets of Northstar Fund compared to Brandes Fund. See "Principal Risk Factors" below. Each Fund has substantially similar distribution, purchase, exchange and redemption procedures.

         For the reasons set forth below, the Board of Trustees of Brandes Trust, including all of the Independent Trustees, has unanimously concluded that the Reorganization will be in the best interests of the Class A and Class C shareholders of Brandes Fund and that the interests of existing Class A and Class C shareholders of Brandes Fund will not be diluted as a result of the transactions contemplated by the Reorganization. The Board of Trustees of Brandes Trust therefore has submitted the Reorganization for approval by the Class A and Class C shareholders of Brandes Fund at a Special Meeting of Shareholders to be held on ___________, 1997 (the "Meeting"). Approval of the Reorganization with respect to Brandes Fund requires the vote of a majority of the outstanding voting securities of the Class A shares of Brandes Fund and a majority of the outstanding voting securities of the Class C shares of Brandes Fund. The Reorganization will not be effected unless the requisite approval is provided by both Class A and Class C shareholders of Brandes Fund. See "Voting Information."

         The Trustees of Brandes Trust have approved the Reorganization because they believe it would benefit shareholders of Brandes Fund through Northstar Fund's expected greater ability to attract and retain investors. In that connection, the Trustees considered the fact that Brandes will manage the investments of the Northstar Fund in the same manner as it has managed the assets of the Brandes Fund. The Trustees also reviewed and considered the capabilities of the other Northstar service providers to provide administrative and distribution services to Northstar Fund. As discussed below, the Northstar service providers manage and distribute a family of nine mutual fund portfolios with assets of approximately $_________ as of ______________, 199__. As members of this family of funds, shareholders of Northstar Fund would enjoy all the same services and privileges as other shareholders of Northstar Trust, including the opportunity to exchange into funds with a wide variety of investment objectives and policies.

         The Trustees of Brandes Trust also considered the distribution capabilities of Northstar Distributors, Inc. ("Northstar Distributors"), which currently has in place a network of ____ dealers that have signed Dealer Agreements with Northstar Distributors. These dealers include some of the largest national broker-dealer firms as well as regionally based firms. If, as anticipated, Northstar Distributors is able to distribute Northstar Fund shares successfully, growth in assets should make possible the realization of economies of scale and attendant savings in costs to Northstar Fund and its shareholders. Of course, achievement of these goals cannot be assured.

         The Trustees of Brandes Trust also took into account a variety of other factors discussed below in greater detail, including the benefits of certain fee arrangements with respect to the Northstar Fund. See "Information About the
Reorganization."

         THE BOARD OF TRUSTEES OF BRANDES TRUST, INCLUDING THE
INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN
OF REORGANIZATION.

              INVESTMENT ADVISERS, ADMINISTRATORS AND DISTRIBUTORS
                         OF BRANDES AND NORTHSTAR FUNDS

         The investment adviser to Brandes Trust is Brandes Investment Partners, L.P. ("Brandes"), whose address is 12750 High Bluff Drive, San Diego, California 92130. Brandes' general partner is Brandes Investment Partners, Inc.; Charles H. Brandes, who owns a controlling interest in the general partner's common stock, serves as one of the managing directors of Brandes. Investment Company Administration Corporation ("ICAC"), whose address is 4455 East Camelback Road, Suite 261E, Phoenix, Arizona 80010, serves as the administrator of Brandes Trust. Worldwide Value Distributors, Inc. ("Worldwide"), an affiliate of Brandes, whose address is 12750 High Bluff Drive, San Diego, California 92130, is Brandes Trust's distributor.

         Northstar Investment Management Corporation ("Northstar"), whose address is Two Pickwick Plaza, Greenwich, Connecticut 06830, is the investment adviser to Northstar Fund, and Brandes will be the investment sub-adviser. Brandes will furnish continuous advice concerning Northstar Fund's investments. Northstar Administrators Corporation ("NAC"), an affiliate of Northstar, whose address is [Two Pickwick Plaza, Greenwich, Connecticut 06830], furnishes certain administrative, compliance and accounting services to Northstar Fund. Northstar Distributors, also an affiliate of Northstar, whose address is Two Pickwick Plaza, Greenwich, Connecticut 06830, serves as principal underwriter of the shares of the Northstar Fund, conducting a continuous offering pursuant to a "best efforts" arrangement requiring it to take and pay for only such securities as may be sold to the public through investment dealers.

         Northstar and its affiliates are indirect, majority owned subsidiaries of ReliaStar Financial Corporation ("ReliaStar"). ReliaStar's address is 20 Washington Avenue South, Minneapolis, Minnesota 55401. Combined minority interests of Northstar held by members of its senior management currently equal 20%. ReliaStar is a publicly traded holding company whose other subsidiaries specialize in the life and health insurance business. Through ReliaStar Life Insurance Company and other subsidiaries, ReliaStar issues and distributes individual life insurance, annuities and mutual funds, group life and health insurance and life and health reinsurance, and provides related investment management services.

         Following the Reorganization, Brandes will serve as the sub-adviser to Northstar Fund pursuant to a Subadvisory Agreement dated __________, 1997 between Northstar and Brandes. Northstar will be responsible for overseeing the investment management services provided by Brandes, and will assume all cost and expenses of the subadvisory arrangement.

                INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS
                         OF BRANDES AND NORTHSTAR FUNDS

         The investment objectives and policies of Northstar Fund and Brandes Fund (and consequently, the attendant risks of investing in either Northstar Fund or Brandes Fund) are substantially identical. Furthermore, Brandes will serve as sub-adviser to Northstar Fund following the Reorganization, with full power to make investment decisions for Northstar Fund. Brandes will employ the same investment management style on behalf of Northstar Fund as was followed by Brandes as investment adviser to Brandes Fund.

         Each Fund has adopted investment restrictions regarding issuer and industry diversification, investment in commodities, investment in the securities of other investment companies and other matters required to be stated in its registration statement under the 1940 Act. The investment restrictions of Northstar Fund are substantially similar to those of Brandes Fund, except that the Board of Trustees of the Northstar Fund did not adopt certain of Brandes Fund's investment restrictions that are not required under the 1940 Act. Furthermore, certain of the Brandes Fund's fundamental investment restrictions (which can be changed only with shareholders approval) are non-fundamental investment restrictions of the Northstar Fund (which can be changed by its Board of Trustees without shareholder approval).

         The investment restrictions applicable to Brandes Fund that were not adopted by the Board of Trustees of Northstar Fund include restrictions regarding investments in oil, gas or mineral leases, warrants and the securities of unseasoned issuers, which were once required by the laws of certain states but are no longer required. The slight differences in investment restrictions are not expected to affect the manner in which Brandes will manage the assets of Northstar Fund compared to Brandes Fund. For additional information on each Fund's investment restrictions, see its respective Statement of Additional Information.

         The following is a general description of the investment objectives and policies of Northstar Fund and Brandes Fund. This discussion is qualified in its entirety by reference to the more detailed description set forth in the accompanying Prospectus of Northstar Fund. The investment objective of each of Northstar Fund and Brandes Fund is long-term capital appreciation. Each Fund invests primarily in equity securities of foreign issuers with market capitalizations greater than $1 billion. Each Fund may invest up to 25% of its total assets in small capitalization companies (i.e., companies with market capitalization of $1 billion or less).

         Under normal circumstances, each Fund will invest at least 65% of its total assets in equity securities of issuers located in at least three countries other than the United States. Countries in which each Fund may invest include, but are not limited to, the nations of Western Europe, North and South America, Australia and Asia. Equity securities include common stocks, preferred stocks and securities convertible into common stocks. It is anticipated that securities generally will be purchased in the form of common stock, American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") or Global Depositary Receipts ("GDRs"). ADRs, EDRs and GDRs, which may be sponsored or unsponsored, are receipts typically issued by a bank or trust company evidencing ownership of the underlying foreign securities. The issuers of securities underlying unsponsored ADRs, EDRs and GDRs are not obligated to disclose material information in the United States and, accordingly, there may not be a correlation between such information and the market value of such Depositary Receipts.

         Each Fund may invest up to 25% of its assets in securities of companies located in countries with emerging securities markets. Emerging markets are the capital markets of any country that in the opinion of Brandes is generally considered a developing country by the international financial community.

         In seeking out foreign securities for purchase by each Fund, Brandes does not attempt to match the security allocations of foreign stock market indices. Therefore each Fund's country weightings may differ significantly from country weightings found in published foreign stock indices. For example, Brandes may choose not to invest a Fund's assets in a country whose stock market, at any given time, may comprise a large portion of a published foreign stock market index. At the same time, Brandes may invest a Fund's assets in countries whose representation in such an index may be small or non-existent. Brandes selects stocks for each Fund based on their individual merits and not necessarily on their geographic locations.

         Each Fund may, to similar degrees and as further discussed in the accompanying prospectus of the Northstar Fund, engage in the following other investment instruments and techniques: short-term investments, repurchase agreements, U.S. government securities, when-issued securities, securities lending, options, illiquid and restricted securities and short sales against the box. For additional information on these investment instruments and techniques, see "Other Investment Techniques" in the accompanying prospectus of Northstar Fund.

         There can be no assurance that either Brandes Fund or Northstar Fund will achieve its stated investment objective. See
"Principal Risk Factors" below.

                             PRINCIPAL RISK FACTORS

         Because of similarities in investment objectives, policies and portfolio management style, the risks of investing in Northstar Fund are substantially similar to the risks of investing in Brandes Fund. For a further discussion of the investment objectives, policies and restrictions applicable to Northstar Fund and Brandes Fund, and the risks of investing in each Fund, see "Comparison of Investment Objectives, Policies and Restrictions" herein and the discussions under "Investment Considerations and Risk Factors" in the accompanying prospectus of the Northstar Fund.

         Both Brandes Fund and Northstar Fund invest primarily in the equity securities of foreign issuers. Equity securities can over time rise and fall in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of a Fund's investments will result in changes in the value of the Fund's shares and thus its total return to investors.

         The securities of smaller companies in which each Fund may invest may be subject to more abrupt or erratic market movements than securities of larger more established companies, because the securities of smaller companies typically are traded in lower volume and the issuers typically are subject to a greater degree to changes in earnings and prospects.

         Investing in foreign securities involves special risks. These include the risks of currency fluctuations, political or economic instability in the country of issue and the possible imposition of exchange controls or other laws or restrictions. Fluctuations in currency exchange rates can adversely or positively affect the value of a Fund's shares, depending upon whether the foreign currencies are depreciating or appreciating relative to the U.S. dollar. In addition, securities prices in foreign markets are generally subject to different economic, financial, political and social factors than are the prices of securities in U.S. markets. With respect to some foreign countries there may be the possibility of expropriation or confiscatory taxation, limitations on liquidity of securities or political or economic developments which could affect the foreign investments of each Fund.

         Further, securities of foreign issuers generally will not be registered with the SEC, and such issuers will generally not be subject to the SEC's reporting requirements. Accordingly, there is likely to be less publicly available information concerning certain of the foreign issuers of securities held by each Fund than is available concerning U.S. companies. Foreign companies are also generally not subject to uniform accounting, auditing and financial reporting standards or to practices and requirements comparable to those applicable to U.S. companies. There may also be less government supervision and regulation of foreign broker-dealers, financial institutions and listed companies than exists in the U.S. These factors could make foreign investments, especially those in developing countries, more volatile than domestic investments.

         Investing in emerging securities markets involves risks which are in addition to the usual risks inherent in foreign investments. Some emerging market countries may have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be traded internationally. Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. Any devaluations in the currencies in which a Fund's portfolio securities are denominated may have a detrimental impact on the Fund.

         Some countries with emerging securities markets have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some countries may differ favorably or unfavorably from the U.S. economy in such respects as rate of growth of gross domestic product, the rate of inflation, capital reinvestment, resource self-sufficiency, number and depth of industries forming the economy's base, governmental controls and investment restrictions that are subject to political change and balance of payments position. Further, there may be greater difficulties or restrictions with respect to investments made in emerging markets countries than in the U.S.

         Emerging securities markets typically have substantially less volume than U.S. markets, and securities in many of such markets are less liquid, and their prices often are more volatile, than securities of comparable U.S. companies. Such markets often have different clearance and settlement procedures for securities transactions, and in some markets there have been times when settlements have been unable to keep pace with the volume of transactions, making it difficult to conduct transactions. Delays in settlement could result in temporary periods when assets which a Fund desires to invest in emerging markets may be uninvested. Settlement problems in emerging markets countries also could cause a Fund to miss attractive investment opportunities. Satisfactory custodial services may not be available in some emerging markets countries, which may result in a Fund incurring additional costs and delays in the transportation and custody of such securities.

                FEES AND EXPENSES OF BRANDES AND NORTHSTAR FUNDS

         Advisory and Administration Fees. Brandes Fund currently pays Brandes an investment advisory fee, which accrues daily and is paid monthly at an annual rate of 1.00% of Brandes Fund's average daily net assets. Brandes Fund pays ICAC an administrative fee for its services at the annual rate of 0.10% of the Fund's average daily net assets, subject to a minimum of [$70,000].

         Under the terms of an investment advisory agreement between Northstar and Northstar Trust, Northstar Trust has agreed to pay Northstar a monthly fee at the annual rate of 1.00% of Northstar Fund's average daily net assets. Northstar Fund pays NAC an administrative services fee, which is accrued daily and paid monthly, at the annual rate of 0.10% of Northstar Fund's average net assets. NAC also charges an annual account service fee of $5.00 for each account of beneficial holders of shares in Northstar Fund for providing certain shareholder services and assisting broker-dealers in servicing Fund accounts. After and so long as Northstar Fund's net assets exceed $50 million, Brandes will receive from Northstar, not Northstar Fund, a monthly fee for its services as sub-adviser to Northstar Fund at an annual rate equal to 50% of the management fee rate Northstar Fund pays Northstar.

         From time to time, Northstar may waive receipt of its fees or agree to limit certain expenses of the Fund. In this connection, Northstar, NAC and Brandes have agreed to waive any management, administrative and sub-advisory fees until the net assets of Northstar Fund exceed $50 million.

         Distribution and Shareholder Servicing Fees. Brandes Fund pays Worldwide a monthly distribution fee pursuant to a distribution plan adopted by Brandes Trust, at the annual rate of 0.25% of the average daily net assets of the Class A Shares of Brandes Fund and 0.75% of the average daily net assets of the Class C Shares of Brandes Fund. During the period they are in effect, the distribution plan and related distribution contracts pertaining to each class of shares of Brandes Fund obligate Brandes Fund to pay distribution fees to Worldwide as compensation for Worldwide's distribution activities, not as reimbursement for specific expenses incurred. Thus, even if Worldwide's distribution expenses exceed the distribution fees, Brandes Fund will not be obligated to pay more than those fees, and if Worldwide's distribution expenses are less than those fees, Worldwide will retain its full fees and realize a profit. As of _______________, 199_, Worldwide's expenses under the distribution plan had exceeded its fees by a total of $_________.

         Brandes Trust has also adopted a shareholder service plan with respect to Brandes Fund, under which Brandes Fund reimburses Worldwide for shareholder servicing expenses. Under the plan, Brandes Fund pays Worldwide a fee at the annual rate of up to 0.10% of the average daily net assets of the Class A Shares and up to 0.25% of the average daily net assets of the Class C Shares as reimbursement for certain expenses actually incurred in connection with shareholder services provided by Worldwide and for payments to investment dealers, retirement plan administrators and others for the provision of such services. These services include establishing and maintaining accounts and records relating to clients who invest in Brandes Fund, responding to shareholder inquiries, assisting shareholders in changing account options, transmitting communications to shareholders and providing such other information and assistance to shareholders as they may reasonably request.

         Under the distribution plans adopted by Northstar Fund, Northstar Fund pays Northstar Distributors 0.30% annually of the average daily net assets of the Fund's Class A shares and 1.00% annually of the average daily net assets of the Fund's Class B and Class C shares as compensation for distribution activities, not as reimbursement for specific expenses incurred. Thus, even if Northstar Distributor's distribution expenses exceed the distribution fees, Northstar Fund will not be obligated to pay more than those fees, and if the fees exceed Northstar Distributor's expenses in any year, Northstar Distributors will realize a profit. Northstar Trust has not adopted a shareholder service plan like the shareholder service plan adopted by Brandes Trust. Northstar Fund makes provision for shareholder service fees out of its distribution plans.

         The fees paid by Northstar Fund under its Class C distribution plan equal the fees paid by Brandes Fund under its distribution and shareholder service plans for Class C shares. With respect to Class A shares, Brandes Fund's fees for distribution and shareholder services are 0.35% of average daily net assets while Northstar Fund's comparable fees are 0.30% of average daily net assets.

         Total Expenses. For the fiscal year ended October 31, 1996, Brandes Fund had total fees and expenses of ____% of the average net assets of Class A shares and ____% of the average net assets of Class C shares. For the fiscal year ended October 31, 1996, Brandes voluntarily agreed to reimburse Brandes Fund to ensure that Brandes Fund's total operating expenses would not exceed

1.85% of average net assets for Class A shares and 2.50% of average net assets for Class C shares. In the absence of this reimbursement, total fees and expenses would have been ____% of the average net assets of Brandes Fund's Class A shares and ____% of the average net assets of Brandes Fund's Class C shares. It is estimated that during the one-year period following the Closing Date, total fees and expenses for Northstar Fund will not exceed 1.80% of the average daily net assets of its Class A shares and 2.50% of average daily net assets of each of its Class B and Class C shares.

         Comparative Fee Table. The following tables show (1) shareholder transaction expenses incurred by Class A and Class C shares of Brandes Fund and Class A, Class B and Class C shares of Northstar Fund, and (2) the fees and expenses incurred by the Class A and Class C shares of Brandes Fund for the 12 months ended October 31, 1996 and anticipated fees and expenses for Class A, Class B and Class C shares of Northstar Fund for its first year of operations.

SHAREHOLDER TRANSACTION EXPENSES


                                            Brandes Fund                 Northstar Fund

                                       Class A    Class C     Class A      Class B     Class C
                                       -------    -------     -------      -------     -------

Maximum Sales Load (as a percentage of   4.75%     None           4.75%        None        None
public offering price)

Maximum Contingent Deferred Sales
Load on Sale of Shares (as a
percentage of the lesser of original
price or redemption proceeds)            None(1)   1.00%(3)     None(1)     5.00%(2)     1.00%(3)


ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)


                                    Brandes Fund                  Northstar Fund

                                Class A      Class C     Class A      Class B     Class C
                                -------      -------     -------      -------     -------

Management Fees                     %            %       1.00%        1.00%       1.00%
12b-1 Fees                          %            %       0.30%        1.00%       1.00%
Other Expenses                      %            %       0.50%        0.50%       0.50%
                                -----        -----       -----        -----       -----
Total Fund Operating Expenses       %(4)(5)      %(4)(5) 1.80%(5)(6)  2.50%(5)(6) 2.50%(5)(6)
                                =====        =====       =====        =====       =====


--------------------------
(1) Purchases of Class A shares of $1 million or more are not subject to a sales charge. If shares are redeemed within 18 months of purchase in the case of Northstar Fund (12 months of purchase in the case of Brandes Fund), a contingent deferred sales charge ("CDSC") of 1% will be applied to the redemption. The CDSC on Class A shares of Northstar Fund acquired pursuant to the Reorganization will be applicable for a period of 12 months from the original purchase of the corresponding Class A shares of Brandes Fund.

(2) The Class B CDSC on redemptions decreases 1% annually one year after purchase to 2% in the fourth and fifth year after purchase and to 0% thereafter.

(3) If Class C shares are redeemed within one year of purchase, a contingent deferred sales charge of 1% will be applied to the redemption. The CDSC on Class C shares of Northstar Fund acquired pursuant to the Reorganization will be applicable for a period of one year from the original purchase of the corresponding Class C shares of Brandes Fund.

(4) For the fiscal year ended October 31, 1996, Brandes voluntarily agreed to reimburse Brandes Fund to ensure that Brandes Fund's total operating expenses would not exceed 1.85% for Class A shares and 2.50% for Class C shares. In the absence of this reimbursement, "Total Fund Operating Expenses" would have been ____% of the average net assets of the Brandes Fund's Class A shares and ____% of the average net assets of the Brandes Fund's Class C shares.

(5) Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc.'s rules regarding investment companies.

(6) [Northstar, NAC and Brandes have agreed to waive any management, administrative and sub-advisory fees until the net assets of Northstar Fund exceed $50 million.] [The table assumes the net assets of Northstar Fund exceed that amount ____ months after the Reorganization. In the absence of this agreement, "Total Fund Operating Expenses" would have been estimated to be ____% of average net assets for Class
         A shares, ____% of average net assets for Class B shares and ____% of average net assets for Class C shares].


         Example of Effect on Fund Expenses. The following table illustrates the impact of the Annual Fund Operating Expenses stated above on a $1,000 investment, assuming a 5% annual return. The expenses shown below reflect an initial sales charge of up to 4.75% of the public offering price that normally is charged in connection with the sale of each Fund's Class A shares. However, no initial sales charges will be charged on Class A shares of Northstar Fund distributed to Class A shareholders of Brandes Fund in connection with the Reorganization.

                                             One    Three    Five    Ten
BRANDES FUND                                 Year   Years    Years   Years

Class A shares(1).......................     $__     $__      $__      $__

Class C shares:
  Assuming a complete redemption at
  end of period(2)......................     $__      $__      $__      $__

  Assuming no redemption................     $__      $__      $__     $__

NORTHSTAR FUND

Class A shares(1).......................     $65     $103     $143     $254

Class B shares:

  Assuming a complete redemption at
  end of period(2)(3)...................     $77      $112    $158     $289

  Assuming no redemption(3).............     $26      $ 79     $136     $289

Class C shares:
  Assuming a complete redemption at
  end of period(2)......................... $36     $ 79     $136     $289

  Assuming no redemption................... $26      $ 79     $136    $289
-----------------------
(1) Assumes deduction at the time of purchase of the maximum 4.75% initial sales charge.

(2) Assumes deduction at the time of redemption of the maximum applicable contingent deferred sales charge.

(3) Ten-year figures assume conversion of Class B shares to Class A shares at end of sixth year.


                  PURCHASE, REDEMPTION AND EXCHANGE PROCEDURES
                         OF BRANDES AND NORTHSTAR FUNDS

         Brandes Fund. Shares of Brandes Fund are offered for sale at net asset value plus a sales charge, as applicable. Class A shares of Brandes Fund are offered subject to an initial sales charge. Class C shares of Brandes Fund are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and a contingent deferred sales charge ("CDSC") payable upon certain redemptions.

         Class A shares of Brandes Fund are offered at net asset value plus an initial or a CDSC as set forth below.

                                     Sales Charge as % of    Dealer Commission
Amount of Purchase               Offering        Net Amount       as % of
   at Offering Price              Price           Invested    Offering Price

Less than $50,000                 4.75%             4.99%        4.25%
$50,000 up to $99,999             4.50%             4.71%        4.00%
$100,000 up to $249,999           3.50%             3.62%        3.00%
$250,000 up to $499,999           2.50%             2.56%        2.00%
$500,000 up to $999,999           2.00%             2.04%        1.50%
$1,000,000 or more                None               None      (See below)


         Although no initial sales charge applies on purchases of $1 million or more of the Class A Shares of Brandes Fund, a CDSC of 1.00% will be imposed on certain redemptions within one year of the purchase of $1 million or more. Worldwide may pay commissions to dealers who initiate and are responsible for purchases of $1 million or more.

         Class C shares of Brandes Fund are offered at net asset value without a sales charge at the time of purchase. A CDSC of

1.00%, however, is imposed upon most redemptions of Class C shares made within one year from the date of their purchase.

         Northstar Fund. Shares of Northstar Fund are offered for sale at net asset value plus a sales charge, as applicable. Class A shares of Northstar Fund are offered subject to an initial sales charge. Class C shares of Northstar Fund are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and a CDSC payable upon certain redemptions. Unlike Brandes Fund, Northstar Fund offers a third class of shares, denominated Class B shares. Class B shares are subject to a CDSC if redeemed within five years of purchase.

         Class A shares of Northstar Fund are offered at net asset value plus an initial sales charge or CDSC as set forth below.

                                  Sales Charge as % of       Dealer Commission
Amount of Purchase             Offering          Net Amount         as % of
   at Offering Price            Price             Invested     Offering Price

Up to $99,999                  4.75%               4.99%            4.00%
$100,000 up to $249,999        3.75%               3.90%            3.10%
$250,000 up to $499,999        2.75%               2.83%            2.30%
$500,000 up to $999,999        2.00%               2.04%            1.70%
$1,000,000 or more             None                None          (See below)


         Purchases of over $1 million are subject to a maximum CDSC of 1% (scaled down to 0.50% for amounts of $2.5 million or more, and 0.25% on amounts over $5 million) on redemptions made within eighteen months. The CDSC on Class A shares acquired pursuant to the Reorganization will be applicable for a period of 12 months from the original purchase of the corresponding Class A shares of Brandes Fund. Northstar Distributors may pay investment dealers or financial service firms a commission from its own resources when such investment dealers or financial service firms initiate and are responsible for purchases of $1 million or more.

         Class C shares of Northstar Fund are offered at net asset value without a sales charge at the time of purchase. A CDSC of 1.00%, however, is imposed on redemptions made within one year from the first day of the month after purchase. The CDSC on Class C shares acquired pursuant to the Reorganization will be applicable for a period of one year from the original purchase of the corresponding Class C shares of Brandes Fund.

         Unlike Brandes Fund, Northstar Fund offers Class B shares. Class B shares are offered at net asset value, without an initial sales charge, subject to a CDSC if shares are redeemed within five years after purchase. As set forth below, the amount of the deferred sales charge varies depending on the number of years after purchase that the redemption occurs. Class B shares automatically convert to Class A shares approximately eight years after purchase. Northstar Distributors currently pays investment dealers a sales commission of 4% of the sale price of Class B shares sold by the dealers, subject to future amendment or termination.

                                                     Contingent Deferred
                                                         Sales Charge
                                                        as a % of Dollar
                                                         Amount Subject
Years Since Purchase                                     to Charge

First ....................                                    5%
Second....................                                    4%
Third.....................                                    3%
Fourth....................                                    2%
Fifth.....................                                    2%
Thereafter................                                    0%


         Waivers. Both Brandes Fund and Northstar Fund offer a waiver of otherwise applicable sales charges for certain purchases as outlined in their respective prospectuses. No sales load will be imposed on the receipt by Brandes Fund shareholders of shares of Northstar Fund in the Reorganization.

         Exchanges. Shares of Brandes Fund may be exchanged for shares of the Money Market Portfolio of The Rodney Square Fund, a money market mutual fund not affiliated with Brandes Fund. Such exchanges are limited to four per shareholder account per year. Shares of each class of Northstar Fund are exchangeable for the same class of shares of Northstar Special Fund, Northstar Growth + Value Fund, Northstar Growth Fund, Northstar Income and Growth Fund, Northstar Balance Sheet Opportunities Fund, Northstar Government Securities Fund, Northstar Strategic Income Fund, Northstar High Yield Fund and Northstar High Total Return Fund II; or for shares of The Cash Management Fund of Salomon Brothers Investment Series, a money market fund not affiliated with Northstar Fund.

         Involuntary Redemptions. Each of Northstar Fund and Brandes Fund may, on at least 60 days' and 30 days' notice, respectively, effect an involuntary redemption of a shareholder's account with a current value of less than $500 as a result of shareholder redemptions.

         Minimum Investment. Each of Brandes Fund and Northstar Fund requires a minimum initial investment of at least $2,500.

Northstar Fund reserves the right in its discretion to accept purchases of less value. The minimum initial investment of Brandes Fund does not apply to retirement plan investments and custodial accounts under the Uniform Gifts or Transfers to Minors Act, for which the minimum is $1,000, or for purchases through the Fund's Automatic Investment Plan or purchases by retirement plans through payroll deductions, for which the minimum is $100. The minimum initial purchase requirement of Northstar Fund does not apply to IRA accounts, for which the minimum is $250. The minimum for additional investments in each Fund is $100 ($25 for purchases of shares of Northstar Fund by IRA accounts). [Both Funds reserve the right to reject any purchase order.]

         Reduced Sales Charges. Class A shares of each of Brandes Fund and Northstar Fund may be purchased at reduced sales charges based on volume purchases through a Right of Accumulation or Letter of Intention.

                DIVIDEND POLICIES OF BRANDES AND NORTHSTAR FUNDS

         Brandes Fund declares and pays dividends of net investment income and distributes any net realized capital gains at least annually. Northstar Fund also distributes all of its net investment income and any net capital gains at least annually. If the Reorganization is effected, Brandes Fund may make an additional distribution or distributions at or prior to the closing of the Reorganization, as is deemed advisable.

                      INFORMATION ABOUT THE REORGANIZATION

         Plan of Reorganization. The following summary of the proposed Plan is qualified in its entirety by reference to the Plan attached to this Proxy Statement/Prospectus as Exhibit A.

         The Plan provides that Northstar Fund, a newly created series of Northstar Trust, will acquire all of the assets of Brandes Fund in exchange for shares of Northstar Fund and the assumption by Northstar Fund of the liabilities of Brandes Fund on April 21, 1997 (the "Closing Date"), or such later date as provided for pursuant to the Plan. The number of full and fractional shares of each class of Northstar Fund to be issued to shareholders of Brandes Fund will be determined on the basis of the relative net asset values per share and aggregate net assets for each class of Northstar Fund and Brandes Fund computed as of immediately after the close of business on the New York Stock Exchange (currently 4:00 p.m., New York City time) on April 18, 1997 (the "Valuation Date"). The net asset value per share for both Northstar Fund and Brandes Fund will be determined by dividing each class' respective assets, less its respective liabilities, by the total number of its respective outstanding shares. Portfolio securities of both

Northstar Fund and Brandes Fund will be valued in accordance with the valuation practices of Brandes Fund as described in the prospectus of Brandes Fund, which is incorporated by reference herein.

         Northstar Fund will assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of Brandes Fund. Brandes has agreed that after Brandes Fund is terminated, Brandes will provide for the indemnification of the current independent trustees of Brandes Trust against liabilities arising from their service as trustees prior to the termination of Brandes Fund.

         Immediately after the transfer of Brandes Fund's assets to Northstar Fund on the Closing Date, Brandes Fund will distribute pro rata to its shareholders of record as of the close of business on the Valuation Date the full and fractional shares of Northstar Fund received by Brandes Fund and will terminate. Such distribution will be accomplished by the establishment of accounts on the share records of Northstar Fund in the name of Brandes Fund shareholders, each representing the respective pro rata number of full and fractional shares of Northstar Fund due such shareholders. Following the Reorganization, shareholders will own the same class of shares of Northstar Fund as they previously held of Brandes Fund. Share certificates of Brandes Fund will, upon presentation to the transfer agent of Northstar Fund, be exchanged for shares of Northstar Fund. Certificates for Northstar Fund's shares will be issued only upon written request.

         The consummation of the Reorganization is subject to the conditions set forth in the Plan. The Plan may be terminated and the Reorganization abandoned prior to the Closing Date, before or after approval by shareholders of Brandes Fund, by resolution of the Board of Trustees of Brandes Trust or the Board of Trustees of Northstar Trust, if circumstances should develop that, in the opinion of either Board, make proceeding with the Reorganization inadvisable.

         Brandes and Northstar have agreed to pay all expenses of Brandes Fund related to the Reorganization, so that shareholders of Brandes Fund will not be required to bear such expenses. Brandes and Northstar have also entered into an agreement, contingent upon completion of the Reorganization, in which Northstar will pay to Brandes approximately [$ ] (subject to adjustment based on the aggregate net assets of Brandes Fund at the Valuation Date and the rate of redemption of shares issued in the Reorganization for a period of six months thereafter) and Brandes has agreed to sell certain assets to Northstar and has agreed not to serve as the investment adviser or sub-adviser to another mutual fund comparable to Northstar Fund for a period of two years, subject to certain limited exceptions.

         The Boards of Trustees of Northstar Fund and Brandes Fund have determined that the interests of existing shareholders of its respective Fund will not be diluted as a result of the transactions contemplated by the Reorganization, and that participation in the Reorganization is in the best interests of shareholders of Northstar Fund and Brandes Fund, respectively

         Approval of the Plan will require the affirmative vote of the holders of a majority of the Class A and Class C shares of Brandes Fund. Approval of the Plan requires the affirmative vote of both Class A and Class C shareholders of Brandes Fund. If the Reorganization is not approved by both Class A and Class C shares of Brandes Fund, the Board of Trustees of Brandes Trust will consider other possible courses of action, including continuation of the present operations of Brandes Fund.

         Full and fractional shares of beneficial interest of Northstar Fund will be issued to shareholders of Brandes Fund in accordance with the procedures under the Plan as described above. Each share will be fully paid and non-assessable by Northstar Trust when issued, will be transferable without restrictions, and will have no preemptive or conversion rights. See "Comparative Information on Shareholder Rights" for additional information with respect to the shares of Northstar Fund.

         Federal Income Tax Consequences. The Reorganization is intended to qualify for Federal income tax purposes as a tax-free reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, with no gain or loss recognized by Northstar Fund, Brandes Fund, or shareholders of either Fund as a consequence of the Reorganization. As a condition to the Closing of the Reorganization, Brandes Fund and Northstar Fund will receive an opinion from Dechert Price & Rhoads to that effect based on certain assumptions and representations made by Brandes Fund and Northstar Fund.

         Shareholders of Brandes Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. BECAUSE THE FOREGOING DISCUSSION RELATES ONLY TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION, SHAREHOLDERS OF BRANDES FUND SHOULD ALSO CONSULT THEIR TAX ADVISERS AS TO STATE, LOCAL AND OTHER TAX CONSEQUENCES, IF ANY, OF THE REORGANIZATION.

         Capitalization. The following table shows the capitalization of each Fund at October 31, 1996 (unaudited) and on a pro forma combined basis (unaudited) giving effect to the Reorganization:

                                                                  Pro Forma
                              Northstar Fund     Brandes Fund      Combined

Net assets
         Class A..............$   10.00         $16,776,556       $16,776,556
                              ----------        -------------     ------------
         Class B..............$   10.00             N/A           $  10
                              ----------         -------------     ------------
         Class C..............$   10.00         $14,530,340       $14,530,340
                              ----------         -------------     ------------
Net Asset Value Per Share
         Class A..............$   10.00         $   14.81         $  10.00
                              ---------          -------------    ------------
         Class B..............$   10.00             N/A           $  10.00
                              ---------          -------------    ------------
         Class C..............$   10.00         $   14.68         $  10.00
                              ---------          -------------    ------------

Shares outstanding
         Class A..............    1              1,132,809         1,677,656
                              __________       ___________         ___________
         Class B..............    1                 N/A                0
                              __________       ___________         ___________

         Class C..............    1                989,620         1,453,034
                              ----------       -----------         -----------



         Considerations of Brandes Trust's Board of Trustees. As discussed above, the Board of Trustees of Brandes Trust has approved the Reorganization for various reasons. In addition to the reasons noted above, the Board took into account that the Reorganization would eliminate Brandes Fund's obligation to reimburse Brandes for the amount of Brandes' reduction in fees or reimbursement of expenses [since Brandes Fund's commencement of operations.] For example, for the fiscal year ended October 31, 1996, Brandes voluntarily agreed to reduce fees and reimburse expenses to ensure that Brandes Fund's total operating expenses would not exceed 1.85% of average net assets for Class A shares and 2.50% of average net assets for Class C shares. The total amount waived or reimbursed by Brandes during the fiscal year ended October 31, 1996 equalled ____% of Class A shares' average net assets and ____% of Class C shares' average net assets. As of October 31, 1996, Brandes Fund was obligated to reimburse Brandes in the aggregate amount of $________. For a three year period following the waivers or reimbursements, Brandes Fund has an obligation to reimburse Brandes for such amounts provided the Fund is able to effect such reimbursement while remaining within the expense limitation. This obligation, however, would be canceled by the Reorganization and the termination of Brandes Fund.

         Although Northstar Fund does not have identical expense cap arrangements with Northstar, because of the Northstar arrangements disclosed above (i.e., the waiver of management, administrative and sub-advisory expenses until the net assets of Northstar Fund exceed $50 million and the estimation that during the one-year period following the Closing Date, total fees and expenses for Northstar Fund will not exceed 1.80% of average daily net assets of its Class A shares and 2.50% of average daily net assets of its Class B and Class C shares), it is not believed that identical expense cap arrangements are necessary.

Trust believes that, as a result of the current expense levels of Northstar Trust and the prospects for increase in the total assets of Northstar Fund after the Reorganization, such arrangements are not necessary.] In addition, The Board of Trustees took into account that Brandes Fund's fees for distribution and shareholder services to Class A shares are 0.35% of average daily net assets while Northstar Fund's comparable fees are 0.30% of average daily net assets.

         In determining whether to recommend approval of the Reorganization to shareholders of Brandes Fund, the Board of Trustees of Brandes Trust also considered, among other factors, the terms and conditions of the Reorganization and that the Reorganization would not result in dilution of shareholder interests; the sufficient financial, operational and personnel resources and capabilities of Northstar Trust's service providers; the comparable expense ratios and the similarity of the fees and expenses of Brandes Fund and Northstar Fund; the similarity of the investment objectives, policies and restrictions of Northstar Fund to Brandes Fund; the operating policies of Northstar Fund, including its method of valuing portfolio securities; that shareholders of Brandes Fund will not bear the costs of the Reorganization; the absence of adverse tax consequences of the Reorganization; and the potential benefits of the transaction to other persons (such as Brandes, Northstar, and other service providers to the Funds). In reaching the decision to recommend that the shareholders of Brandes Fund vote to approve the Reorganization, the Board of Trustees of Brandes Trust concluded that participation of Brandes Fund in the Reorganization is in the best interests of its shareholders and that the interests of existing shareholders of Brandes Fund will not be diluted as a result of the Reorganization.

                  COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS

         Northstar Fund is a series of Northstar Trust, a Massachusetts business trust organized in 1993. Brandes Fund is a series of Brandes Trust, a Delaware business trust organized in 1994. As a Massachusetts business trust, Northstar Trust is governed by its Declaration of Trust, as amended, its By-Laws, and applicable Massachusetts law. As a Delaware business trust, Brandes Trust is similarly governed by its Declaration of Trust, its By-Laws, and applicable Delaware law. The declarations of trust of both Northstar Trust and Brandes Trust are substantially similar, and, consequently, rights of Northstar Fund shareholders will not differ materially from those of shareholders of Brandes Fund.

         Both Trusts are authorized to create an unlimited number of series and, with respect to each series, to issue an unlimited number of full and fractional shares of one or more classes and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the series. All Northstar Trust shares and all Brandes Trust shares have equal voting rights, except that only shares of the respective series or separate classes within a series are entitled to vote on matters concerning only that series or class.

         Northstar Trust, Northstar Fund, Brandes Trust and Brandes Fund do not hold annual shareholder meetings. There normally will be no meetings of shareholders of Northstar Trust or Brandes Trust to elect trustees unless fewer than a majority of the trustees holding office have been elected by shareholders. However, meetings of the shareholders will be called upon written request of shareholders holding in the aggregate not less than 10% of the outstanding shares of any affected series or class having voting rights.

         Under Massachusetts law, there is a remote possibility that shareholders of a business trust could, under certain circumstances, be held personally liable as partners for the obligations of such trust. The Amended and Restated Declaration of Trust for Northstar Trust contains provisions intended to limit such liability and to provide indemnification out of Northstar Fund property of any shareholder charged or held personally liable for obligations on liabilities of Northstar Fund solely by reason of being or having been a shareholder of Northstar Fund and not because of such shareholder's acts or omissions or for some other reason. Thus, the risk of a shareholder of Northstar Fund incurring financial loss on account of shareholder liability is limited to circumstances in which Northstar Fund itself would be unable to meet its obligations. There is no comparable possibility under Delaware law.

          ADDITIONAL INFORMATION ABOUT NORTHSTAR FUND AND BRANDES FUND

         Information concerning the operation and management of Northstar Fund is incorporated herein by reference from its prospectus dated March 1, 1997, a copy of which is included herewith and incorporated by reference herein. Additional information concerning Northstar Fund is included in Northstar Fund's Statement of Additional Information ("SAI") dated March 1, 1997, which has been filed with the SEC and is incorporated by reference in its prospectus included herewith. Additional information is also included in the SAI dated _____________, 1997 related to this transaction which has been filed with the SEC and is incorporated by reference herein. A copy of each SAI is available upon request and without charge by calling (800) 595- 7827.

         Information about Brandes Fund is included in its current prospectus dated February __, 1997, copies of which are available upon request and without charge by calling Brandes Trust at (619) 755-0239. Additional information is included in Brandes Fund's SAI dated February __, 1997. That SAI has been filed with the SEC and, along with Brandes Fund's prospectus, is incorporated by reference herein. A copy of that SAI is available upon request and without charge by calling Brandes Trust at
(619) 755-0239.

         Reports and other information filed by Northstar Trust and Brandes Trust, including charter documents, can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and the ______________ Regional Office of the SEC _____________________________________. Copies of such materials can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20459 at prescribed rates.

                               VOTING INFORMATION

         Proxies for the Meeting are being solicited from the shareholders of Brandes Fund by the Board of Trustees of Brandes Trust. A proxy may be revoked at any time at or before the Meeting by oral or written notice to the Secretary of Brandes Fund, 12750 High Bluff Drive, San Diego, CA 92130, (619) 755- 0239. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the Plan and the Reorganization.

         Additional solicitations may be made by telephone, telegraph, facsimile or personal contact by officers or employees of Brandes and its affiliates or by a professional proxy solicitation firm. Expenses of proxy solicitation are included in the expenses of the Reorganization, which will be borne by Brandes and Northstar.

         Class A and Class C Shareholders of Brandes Fund of record at the close of business on _____________, 1997 (the "Record Date") will be entitled to vote at the Meeting or any adjournment thereof. The holders of 40% of the Class A and Class C shares of Brandes Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum of the Class A shareholders and Class C shareholders, respectively, for the Meeting. Shareholders are entitled to one vote for each share held, and each fractional share will be entitled to a proportionate fractional vote. As of _____________, 1997, there were issued and outstanding __________ Class A shares of beneficial interest of Brandes Fund and __________ Class C shares of beneficial interest of Brandes Fund.

         In the event that a quorum is not present at the Meeting, or a quorum is present at the Meeting but sufficient votes to approve the Plan are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the Meeting in person or by proxy. If a quorum is not present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Plan in favor of such an adjournment and will vote those proxies required to be voted AGAINST the Plan against any such adjournment.

         Approval of the Plan will require the affirmative vote of the holders of a majority of the outstanding voting securities of the Class A and Class C shares of Brandes Fund, voting separately. The Plan will not be approved, and the Reorganization will not be effected, unless the requisite vote is provided by both Class A and Class C shareholders of Brandes Fund.

         "Broker non-votes" are shares held in a broker's street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote, and the broker does not have discretionary voting authority. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against any adjournment or proposal. Accordingly, abstentions and broker non-votes effectively will be a vote against adjournment and against the proposal because the required vote is a percentage of the shares outstanding.

         The Trustees of Brandes Trust know of no other business to be brought before the Meeting. However, if any other matters properly come before the Meeting, proxies will be voted in accordance with the judgment of the Trustees.

         As of _______________, 1997, there were no outstanding shares of Northstar Fund. As of ___________, 199__, the following persons owned more than 5% of Brandes Fund's outstanding Class A shares:

         Charles H. Brandes, 12650 High Bluff Drive, San Diego, CA
92130 (____%)

         Memphis Jewish Federation, 6560 Poplar Avenue, Memphis, TN
38138 (____%)

         First American Trust Company, Trustee for Rutan & Tucker
Profit Sharing Plan, 421 N. Main Street, Santa Ana, CA  92701
(----%)

         As of _______________, 1997, no person owned more than 5% of the outstanding Class C shares of Brandes Fund.

Exhibit A

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ____ day of __________, 1997, by and between Northstar Trust (the "Northstar Trust"), a Massachusetts business trust, with its principal place of business at Two Pickwick Plaza, Greenwich, Connecticut 06830 on behalf of its Northstar International Value Fund series (the "Acquiring Fund") and Brandes Investment Trust (the "Brandes Trust"), a Delaware business trust, with its principal place of business at 12750 High Bluff Drive, San Diego, California 92130, on behalf of its Brandes International Fund series (the "Acquired Fund").

         This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares"), the assumption by the Acquiring Fund of all liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in termination of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Brandes Trust and the Northstar Trust are registered open-end, management investment companies and the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, the Brandes Trust is authorized to issue its shares of beneficial interest in separate series, including the Acquired Fund, each of which maintains a separate and distinct portfolio of assets;

         WHEREAS, the Northstar Trust is authorized to issue its shares of beneficial interest in separate series, including the Acquiring Fund, each of which maintains a separate and distinct portfolio of assets;

         WHEREAS, the shares of beneficial interest of the Brandes Trust with respect to the Acquired Fund are authorized to be issued in multiple classes, including classes designated "Class A shares" and "Class C shares;"

         WHEREAS, the shares of beneficial interest of the Northstar Trust with respect to the Acquiring Fund are authorized to be issued in multiple classes, including classes designated "Class A shares" and "Class C shares;"

         WHEREAS, the parties intend that the Acquiring Fund shall have nominal assets and liabilities prior to the transaction contemplated by this Agreement and shall continue the investment operations of the Acquired Fund thereafter, and that in this regard certain actions shall be taken as described in this Agreement;

         WHEREAS, the Board of Trustees of the Northstar Trust, on behalf of the Acquiring Fund, has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction;

         WHEREAS, the Board of Trustees of the Brandes Trust, on behalf of the Acquired Fund, has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.       TRANSFER OF ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING
         FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES, THE
         ASSUMPTION OF ALL ACQUIRED FUND LIABILITIES AND THE
         TERMINATION OF THE ACQUIRED FUND

         1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Brandes Trust on behalf of the Acquired Fund agrees to transfer all of the Acquired Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Northstar Trust on behalf of the Acquiring Fund agrees in exchange therefor --

                  (a) to deliver to the Acquired Fund the number of full and fractional (i) Class A Acquiring Fund Shares determined by dividing the value of the Acquired Fund's net assets attributable to Acquired Fund Class A shares computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Class A Acquiring Fund Share computed in the manner and as of the time and date set forth in paragraph 2.2 and (ii) Class C Acquiring Fund Shares determined by dividing the value of the Acquired Fund's net assets attributable to Acquired Fund Class C shares computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Class C Acquiring Fund Share computed in the manner and as of the time and date set forth in paragraph 2.2; and

                  (b) to assume all liabilities of the Acquired Fund, as set forth in paragraph 1.3.

Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

         1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities and futures interests, claims (whether absolute or contingent, known or unknown, accrued or unaccrued) and dividends or interest receivable which are owned by the Acquired Fund and any deferred expenses shown as an asset on the books of the Acquired Fund (the "Acquired Fund Assets") on the Valuation Date provided in paragraph 2.1.

         1.3 The Acquiring Fund shall
assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared by Investment Company Administration Corporation ("ICAC"), the administrator of the Brandes Trust, as of the Valuation Date (as defined in paragraph 2.1) in accordance with generally accepted accounting principles applied consistently with those used in the Brandes Trust's audited financial statements for the year ended October 31, 1996. The Acquiring Fund shall assume all liabilities of the Acquired Fund.

         1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1 and will terminate. Such distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders by class (i.e., the account for a shareholder of Class A Acquired Fund shares shall be credited with the respective pro rata number of Class A Acquiring Fund Shares due that shareholder and the account for a shareholder of Class C Acquired Fund Shares shall be credited with the respective pro rata number of Class C

Acquiring Fund Shares due that shareholder). All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's prospectus and statement of additional information.

2.       VALUATION

         2.1 The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on [April 18, 1997] (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquired Fund's Declaration of Trust and prospectus or statement of additional information, subject to adjustment by the amount, if any, agreed to by the Acquired and Acquiring Funds.

         2.2 The net asset value of each class of Acquiring Fund Shares shall be the net asset value per share computed as of the close of business of the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's Declaration of Trust and prospectus or statement of additional information, subject to adjustment by the amount, if any, agreed to by the Acquiring and Acquired Funds.

         2.3 The number of each class of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined pursuant to paragraph 1.1.

         2.4 All computations of value shall be made by agreement between ICAC and Northstar Administrators Corporation ("NAC"). The parties agree to use commercially reasonable efforts to resolve any material pricing differences between the prices of portfolio securities determined in accordance with their respective pricing policies and procedures.

3.       CLOSING AND CLOSING DATE

         3.1 The Closing Date shall be the next business date following the Valuation Date, or such other date as the parties may agree to in writing. The time of the Closing shall be no later than 8:00 a.m. New York time on the Closing Date. All acts taking place at the Closing shall be deemed to take place simultaneously as of 8:00 a.m. New York time. The Closing shall be held at the offices of the Northstar Trust, or at such other place as the parties may agree.

         3.2 State Street Bank and Trust Company, as custodian for the Acquiring Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's portfolio securities, cash, and any other assets have been delivered in proper form to the Acquiring Fund within five business days prior to or on the Closing Date; and (b) all necessary taxes, including all applicable federal and state stock transfer stamps, if any, have been paid, or provision for payment has been made, in conjunction with the delivery of portfolio securities. The Acquiring Fund may waive compliance with this paragraph 3.2 if in its sole discretion it determines to do so.

         3.3 In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 NAC, on behalf of the Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that NAC's records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder by class immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request. The Acquired Fund may waive compliance with this paragraph 3.4 if in its sole discretion it determines to do so.

4.       REPRESENTATIONS AND WARRANTIES

         4.1 The Brandes Trust with respect to the Acquired Fund represents and warrants to the Acquiring Fund as follows:

         (a) The Brandes Trust is a business trust duly organized, validly existing and in good standing under the laws of Delaware.

         (b) The Brandes Trust is a registered open-end management investment company, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company with respect to each series of Shares it offers, including those of the Acquired Fund, under the Investment Company Act of 1940 ("1940 Act") is in full force and effect.

         (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of the Brandes Trust's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund or the Brandes Trust is a party or by which it is bound.

         (d) The Acquired Fund has no material contracts or other material commitments (other than this Agreement) which will be terminated with liability to it prior to the Closing Date.

         (e) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

         (f) The Statements of Assets and Liabilities of the Acquired Fund at October 31, 1995 and 1996 (copies of which have been delivered by the Acquired Fund to the Acquiring Fund) have been audited by Ernst & Young LLP, independent certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such Statements fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.

         (g) Since October 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (g), a decline in net asset value per share of the Acquired Fund shall not constitute a material adverse change.

         (h) The Acquired Fund has valued, and will continue to value, its portfolio securities and other assets in accordance with applicable legal requirements.

         (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law then to be filed shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

         (j) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

         (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Acquired Fund. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of Investors Bank and Trust Company, the transfer agent to the Brandes Trust. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares (other than pursuant to the Acquired Fund's dividend reinvestment plan), nor is there outstanding any security convertible into any of the Acquired Fund shares (other than shares of other series of the Brandes Trust and shares of the Money Market Portfolio of the Rodney Square Fund in connection with the Acquired Fund's exchange privilege).

         (l) At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act") other than as disclosed to the Acquiring Fund.

         (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Brandes Trust's Trustees, and, subject to such approval and the approval of the Acquired Fund shareholders, this Agreement constitutes a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

         (n) The Acquired Fund has the power to own all of its properties and assets and, subject to the approval of Acquired Fund shareholders, to carry out and consummate the transactions contemplated herein, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and to consummate the transactions contemplated by this Agreement.

         (o) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transaction contemplated by this Agreement, except such as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act, the rules and regulations under those Acts, or state securities laws, all of which shall have been received prior to the Closing Date, except for such consents, approvals, authorizations or orders as may be required subsequent to the Closing Date.

         (p) Insofar as the following relate to it, (i) the registration statement filed by the Northstar Trust on Form N-14 relating to the shares of the Acquiring Fund that will be registered with the SEC pursuant to this Agreement, which shall include or incorporate by reference the proxy statement of the Brandes Trust on behalf of the Acquired Fund and prospectus of the Acquiring Fund with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or to the documents contained or incorporated therein by reference (the "N-14 Registration Statement"), and (ii) the proxy materials of the Brandes Trust on behalf of the Acquired Fund included in the N-14 Registration Statement and filed with the SEC pursuant to

Section 14(a) of the 1934 Act and Section 20(a) of the 1940 Act with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or the documents appended thereto (the "Reorganization Proxy Materials"), from their effective and clearance dates with the Commission, through the time of the meeting of shareholders of the Acquired Fund contemplated therein (the "Shareholders Meeting") and at the Closing Date: (i) shall comply in all material respects with the provisions of the 1933 Act, 1934 Act and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that the representations and warranties in this subsection shall not apply to statements in or omissions from the N-14 Registration Statement or the Reorganization Proxy Materials made in reliance upon and in conformity with information furnished by or on behalf of the Northstar Trust or the Acquiring Fund if furnished by its investment adviser, administrator, custodian or transfer agent, acting in their capacity as such.

         (q) The Acquired Fund shall not sell or otherwise dispose of any shares of the Acquiring Fund to be received in the transactions contemplated herein, except in distribution to its shareholders as contemplated herein.

         (r) The Acquired Fund shall provide a list of all portfolio securities held by it to the Acquiring Fund at least fifteen days before the Closing Date and shall immediately notify the Acquiring Fund's investment adviser of any portfolio security thereafter acquired or sold by the Acquired Fund. Upon notice by the Acquiring Fund, the Acquired Fund shall immediately sell any portfolio security that the Acquiring Fund identifies as impermissible under the investment policies, objectives and limitations of the Acquired Fund.

         4.2 The Northstar Trust on behalf of the Acquiring Fund represents and warrants to the Acquired Fund as follows:

         (a) The Northstar Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

         (b) The Northstar Trust is a registered open-end management investment company and its registration with the Commission as an investment company with respect to each series of shares it offers, including those of the Acquiring Fund, under the 1940 Act, is in full force and effect.

         (c) The prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

         (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of the Northstar Trust's Declaration of Trust or ByLaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund or the Northstar Trust is a party or by which it is bound.

         (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or any of its properties or assets, except as previously disclosed in writing to the Acquired Fund. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

         (f) The Statements of Assets and Liabilities of the Northstar Trust at October 31, 1995 and 1996, copies of which have been delivered by the Northstar Trust to the Brandes Trust, have been audited by Coopers & Lybrand LLP, independent certified public accountants, are in accordance with generally accepted accounting principles consistently applied, and such Statements fairly reflect the financial condition of the Northstar Trust as of such dates, and there are no known contingent liabilities of the Northstar Trust as of such dates not disclosed therein.

         (g) Since October 31, 1996, there has not been any material adverse change in the Northstar Trust's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Northstar Trust of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund. For the purposes of this subparagraph (g), a decline in net asset value per share of any series of the Northstar Trust shall not constitute a material adverse change.

         (h) The Northstar Trust shall file a post-effective amendment (the "N-1A Post-Effective Amendment") to its registration statement on Form N-1A with the Commission, and appropriate state securities commissions, as promptly as practicable so that the Acquiring Fund and its shares are registered under the 1933 Act, 1940 Act and applicable state securities laws. In addition, the Northstar Trust shall file an N-14 Registration Statement, which shall include the Reorganization Proxy Materials, with the Commission, and with appropriate state securities commissions, relating to the matters described herein as promptly as practicable.

         (i) The Acquiring Fund has valued, and will continue to value, its portfolio securities and other assets in accordance with applicable legal requirements.

         (j) At the Closing Date, all Federal and other tax returns and reports of the Northstar Trust required by law then to be filed shall have been filed or an extension shall have been obtained, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best of the Northstar Trust's knowledge no such return is currently under audit and no assessment has been asserted with respect to such return. The Acquiring Fund intends to qualify as a regulated investment company under Part I of Subchapter M of the Code.

         (k) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date all issued and outstanding Acquiring Fund shares will be, duly and validly issued and outstanding, fully paid and non-assessable by the Acquiring Fund (recognizing that, under Massachusetts law, Acquiring Fund shareholders could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund). The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund Shares (other than pursuant to the Acquiring Fund's dividend reinvestment plan), nor is there outstanding any security convertible into any Acquiring Fund shares (other than shares of other series of the Northstar Trust).

         (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trustees of the Northstar Trust, and, subject to such approval, this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

         (m) The Acquiring Fund has the power to own all of its properties and assets and to consummate the transaction contemplated herein, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and to consummate the transaction contemplated by this Agreement.

         (n) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts, or state securities laws, all of which shall have been received prior to the Closing Date, except for such consents, approvals, authorizations or orders as may be required subsequent to the Closing Date.

         (o) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued shares of beneficial interest of the Acquiring Fund, and will be fully paid and non-assessable by the Acquiring Fund (recognizing that, under Massachusetts law, Acquiring Fund Shareholders could, under certain circumstances, be held personally liable for the obligations of the Acquiring Fund).

         (p) The N-14 Registration Statement and the Reorganization Proxy Materials, from their effective and clearance dates with the Commission, through the time of the Shareholders Meeting and at the Closing Date: (i) shall comply in all material respects with the provisions of the 1933 Act, 1934 Act and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, that the representations and warranties in this subsection shall not apply to statements in or omissions from the N-14 Reorganization Statement or the Reorganization Proxy Materials made in reliance upon and in conformity with information furnished by or on behalf of the Brandes Trust or the Acquired Fund if furnished by its investment adviser, administrator, custodian or transfer agent, acting in their capacity as such.

         (q) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and applicable state securities laws in order to continue its operations after the Closing Date.

5.       COVENANTS OF THE BRANDES TRUST

         5.1 The Brandes Trust will operate the business of the Acquired Fund in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions, as well as such other distributions as may be deemed advisable.

         5.2 The Brandes Trust covenants that the Acquiring Fund Shares to be issued hereunder to the Acquired Fund are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.3 The Brandes Trust will assist the Northstar Trust in obtaining such information as the Northstar Trust reasonably requests concerning the beneficial ownership of the Acquired Fund Shares.

         5.4 The Brandes Trust will provide the Northstar Trust with information reasonably necessary for the preparation of the N-14 Registration Statement and the Reorganization Proxy Materials included therein, in compliance with the 1933 Act, the 1934 Act and the 1940 Act in connection with the Shareholders Meeting.

6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BRANDES TRUST

         The obligations of the Brandes Trust to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Brandes Trust of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations and warranties of the Northstar Trust on behalf of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

         6.2 The Northstar Trust shall have delivered to the Brandes Trust a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Brandes Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Northstar Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Brandes Trust shall reasonably request.

         6.3 The Northstar Trust shall have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

         6.4 The Brandes Trust shall have received on the Closing Date the opinion of Dechert Price & Rhoads, counsel to the Northstar Trust, dated as of the Closing Date, covering the following points:

         (a) The Northstar Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to own all of its properties and assets, including those of the Acquiring Fund, and to carry on its business, including that of the Acquiring Fund, as presently conducted.

         (b) The Agreement has been duly authorized, executed and delivered by the Northstar Trust on behalf of the Acquiring Fund and, assuming that the N-14 Registration Statement and Reorganization Proxy Materials comply with the 1933 Act, the 1934 Act and the 1940 act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the Brandes Trust, is a valid and binding obligation of the Northstar Trust on behalf of the Acquiring Fund enforceable against the Northstar Trust in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

         (c) The Acquiring Fund Shares to be issued to the Acquired Fund Shareholders as provided by this Agreement are duly authorized, upon such delivery will be validly issued and outstanding, and are fully paid and non-assessable by the Acquiring Fund (recognizing that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for the obligations of the Acquiring Fund), and no shareholder of the Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof.

         (d) The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a material violation of the Northstar Trust's Declaration of Trust or By-Laws or any provision of any agreement (known to such counsel) to which the Northstar Trust is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Northstar Trust is a party or by which it is bound.

         (e) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the Commonwealth of Massachusetts is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities laws.

         (f) Only insofar as they relate to the Northstar Trust and the Acquiring Fund, the descriptions in the N-14 Registration Statement and Reorganization Proxy Materials of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown.

         (g) Such counsel does not know of any legal or governmental proceedings, only insofar as they relate to the Northstar Trust and the Acquiring Fund, existing on or before the effective date of the N-14 Registration Statement or the Closing Date required to be described in the N-14 Registration Statement or to be filed as exhibits to the N-14 Registration Statement which are not described as required.

         (h) The Northstar Trust is registered as an investment company with respect to each series of shares it offers, including those of the Acquiring Fund, under the 1940 Act, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

         (i) Shares of the Northstar Trust, including those of the Acquiring Fund, are registered under the 1933 Act, and such registration is in full force and effect.

         (j) To the knowledge of such counsel, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Northstar Trust or the Acquiring Fund or any of their respective properties or assets and neither the Northstar Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business other than as previously disclosed in the N-14 Registration Statement.

         In addition, such counsel shall state that they have participated in conferences with officers and other representatives of the Northstar Trust at which the contents of the N-14 Registration Statement and Reorganization Proxy

Materials and related matters were discussed, and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the N-14 Registration Statement and Reorganization Proxy Materials (except to the extent indicated in paragraph (f) of their opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the Northstar Trust), no facts have come to their attention that lead them to believe that the N-14 Registration Statement and Reorganization Proxy Materials as of their respective dates, as of the date of the Shareholders Meeting, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the Northstar Trust or the Acquiring Fund or necessary to make the statements therein regarding the Northstar Trust or the Acquiring Fund, in the light of the circumstances under which they were made, not misleading. Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data, or as to the information relating to the Brandes Trust or Acquired Fund, contained in the N-14 Registration Statement and Reorganization Proxy Materials, and that such opinion is solely for the benefit of the Acquired Fund, the Brandes Trust, its Trustees and its officers. Such opinion shall also include such other matters incident to the transaction contemplated hereby as the Brandes Trust reasonably requests.

         In this paragraph 6.4, references to the N-14 Registration Statement and Reorganization Proxy Materials include and relate only to the text of such N-14 Registration Statement and Reorganization Proxy Materials and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE NORTHSTAR TRUST

         The obligations of the Northstar Trust to complete the transaction provided for herein shall be subject, at its election, to the performance by the Brandes Trust of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

         7.1 All representations and warranties of the Brandes Trust with respect to the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

         7.2 The Brandes Trust shall have delivered to the Northstar Trust a statement of assets and liabilities of the Acquired Fund, together with a list of the portfolio securities of the Acquired Fund showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Brandes Trust as having been prepared in accordance with generally accepted accounting principles consistently applied.

         7.3 The Brandes Trust shall have duly executed and delivered to the Northstar Trust such bills of sale, assignments, certificates and other instruments of transfer ("Transfer Documents") as the Northstar Trust may deem necessary or desirable to transfer all of the Brandes Trust's right, title and interest in and to the Acquired Fund's assets. The Acquired Fund's assets shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor.

         7.4 The Brandes Trust shall have delivered to the Northstar Trust on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Northstar Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Brandes Trust with respect to the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Northstar Trust shall reasonably request.

         7.5 The Brandes Trust shall have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

         7.6 The Northstar Trust shall have received on the Closing Date the opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Brandes Trust, covering the following points:

         (a) The Brandes Trust is a business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets, including those of the Acquired Fund, and to carry on its business, including that of the Acquired Fund, as presently conducted.

         (b) The Agreement has been duly authorized, executed and delivered by the Brandes Trust on behalf of the Acquired Fund, and, assuming that the N-14 Registration Statement and the Reorganization Proxy Materials comply with the 1933 Act, the 1934

Act and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the Northstar Trust, is a valid and binding obligation of the Brandes Trust on behalf of the Acquired Fund enforceable against the Brandes Trust in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

         (c) The execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a material violation of the Brandes Trust's Declaration of Trust or By-Laws or any provision of any agreement (known to such counsel) to which the Brandes Trust is a party or by which it is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which the Brandes Trust is a party or by which it is bound.

         (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for the consummation by the Acquired Fund of the transaction contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities laws.

         (e) Only insofar as they relate to the Brandes Trust and the Acquired Fund, the descriptions in the N-14 Registration Statement and Reorganization Proxy Materials of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown.

         (f) Such counsel does not know of any legal or governmental proceedings, only insofar as they relate to the Brandes Trust and the Acquired Fund, existing on or before the effective date of the N-14 Registration Statement or the Closing Date required to be described in the Reorganization Proxy Materials or to be filed as exhibits to the N-14 Registration Statement which are not described as required.

         (g) The Brandes Trust is registered as an investment company under the 1940 Act and its registration with the Commission as an investment company under the 1940 Act with respect to each series of shares it offers, including those of the Acquired Fund, is in full force and effect.

         (h) To the knowledge of such counsel, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Brandes Trust or the Acquired Fund or any of their respective properties or assets and neither the Brandes Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business other than as previously disclosed in the Reorganization Proxy Materials.

         Such counsel shall also state that they have participated in conferences with officers and other representatives of the Brandes Trust at which the contents of the N-14 Registration Statement and Reorganization Proxy Materials and related matters were discussed and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the N-14 Registration Statement and Reorganization Proxy Materials (except to the extent indicated in paragraph (e) of their opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the Brandes Trust), no facts have come to their attention that lead them to believe that the N-14 Registration Statement and Reorganization Proxy Materials as of their respective dates, as of the date of the Shareholders Meeting, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the Brandes Trust or the Acquired Fund or necessary to make the statements therein regarding the Brandes Trust or the Acquired Fund, in light of the circumstances under which they were made, not misleading. Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data, or as to the information relating to the Northstar Trust or the Acquiring Fund, contained in the N-14 Registration Statement and Reorganization Proxy Materials and that such opinion is solely for the benefit of the Acquiring Fund, the Northstar Trust, its Trustees and its officers. Such opinion shall also include such other matters incident to the transaction contemplated hereby as the Northstar Trust may reasonably request.

In this paragraph 7.6, references to the N-14 Registration Statement and Reorganization Proxy Materials include and relate to only the text of such N-14 Registration Statement and Reorganization Proxy Materials and not to any exhibits or attachments thereto or to any document incorporated by reference therein.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE NORTHSTAR TRUST AND THE BRANDES TRUST

         If any of the conditions set forth below do not exist on or before the Closing Date, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Brandes Trust's Declaration of Trust and certified copies of the resolutions evidencing such approval shall have been delivered to the Northstar Trust.

         8.2 On the Closing Date no action, suit or other proceeding shall be threatened or pending before any court or governmental agency which seeks to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transaction contemplated herein.

         8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Northstar Trust or the Brandes Trust to permit consummation, in all material respects, of the transaction contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

         8.4 The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending such effectiveness shall have been instituted or, to the knowledge of either party, contemplated by the Commission and the parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transaction contemplated by this Agreement.

         8.5 The parties shall have received the opinion of Dechert Price & Rhoads addressed to the Northstar Trust and the Brandes Trust substantially to the effect that for federal income tax purposes:

         (a) The transfer by the Acquired Fund of all of its assets to the Acquiring Fund in exchange for Acquiring Fund Shares, and the distribution of such shares to the Acquired Fund Shareholders, as provided in this Agreement, will constitute a reorganization within the meaning of Section 368 of the Code.

         (b) In accordance with Sections 361(a), 361(c)(1) and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund as a result of such transactions.

         (c) In accordance with Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund as a result of such transactions.

         (d) In accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by the shareholders of the Acquired Fund on the distribution to them by the Acquired Fund of the Acquiring Fund Shares in exchange for their shares of the Acquired Fund.

         (e) In accordance with Section 358(a)(1) of the Code, the basis of the Acquiring Fund Shares received by each shareholder of the Acquired Fund will be the same as the basis of the shareholder's Acquired Fund shares immediately prior to such transactions.

         (f) In accordance with Section 362(b) of the Code, the basis of the Acquired Fund Assets received by the Acquiring Fund will be the same as the basis of such assets in the hands of the Acquired Fund immediately prior the transactions.

         (g) In accordance with Section 1223(1) of the Code, a shareholder's holding period for the Acquiring Fund Shares will be determined by including the period for which the shareholder held the shares of the Acquired Fund exchanged therefor, provided that the shareholder held such shares of the Acquired Fund as a capital asset.

         (h) In accordance with Section 1223(2) of the Code, the holding period of the Acquiring Fund with respect to the Acquired Fund Assets will include the period for which such Assets were held by the Acquired Fund provided that the Acquired Fund held such Assets as capital assets.

         (i) In accordance with Section 381(a) of the Code, the Acquiring Fund will succeed to the tax attributes of the Acquired Fund described in Section 381(c) of the Code.

         8.6 No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit or obtain damages or other relief in connection with this Agreement or the transactions contemplated herein.

         8.7 The Commission shall not have issued any unfavorable advisory report under Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act.

         8.8 Either party, at its option, may waive compliance by the other party with any condition contained in this Section 8, other than the conditions contained in Sections 8.1 and 8.4.

9.       BROKERAGE FEES

         The Northstar Trust on behalf of the Acquiring Fund and the Brandes Trust on behalf of the Acquired Fund each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

10.      ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Northstar Trust and the Brandes Trust agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.      FURTHER ASSURANCES

         Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable law to consummate and make effective the transactions contemplated by this Agreement, including without limitation delivering and/or causing to be delivered to the other party hereto each of the items required under this Agreement as a condition to such party's obligations hereunder. In addition, the Brandes Trust shall deliver or cause to be delivered to the Northstar Trust or its designees each account, book, record or other document of the Acquired Fund required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder (regardless of whose possession they are in).

12.      TERMINATION

         This Agreement may be terminated by a party at or, in the case of Subsection 12(c) below, at any time prior to, the Closing Date by a vote of a majority of its Board of Trustees as provided below:

         (a)      By the Acquired Fund if the conditions set forth in
                  Section 6 or 8 are not satisfied as specified in said
                  Section;

         (b)      By the Acquiring Fund if the conditions set forth in
                  Section 7 or 8 are not satisfied as specified in said
                  Section;

         (c) By the Northstar Trust or the Brandes Trust if determined by its Board of Trustees that proceeding with the transactions contemplated herein is inadvisable; and

         (d)      By mutual consent.

13.      AMENDMENTS

         This agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Brandes Trust and the Northstar Trust; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Brandes Trust, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

14.      NOTICES

         Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Northstar Trust, Two Pickwick Plaza, Greenwich, Connecticut 06830, Attention: President, with a copy to Dechert Price & Rhoads, 1500 K Street, N.W., Washington, DC 20005, Attention:
Jeffrey L, Steele, or to the Brandes Trust, 12750 High Bluff Drive, San Diego, California 92130, Attention: President, with a copy to Paul, Hastings, Janofsky & Walker LLP, 555 South Flower Street, Los Angeles, California 90071, Attention:
Michael Glazer.

15.      HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
         LIMITATION OF LIABILITY

         15.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         15.3 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

         15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         15.5 It is expressly agreed that the obligations of the Brandes Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Brandes Trust personally, but bind only the trust property of the Acquired Fund as provided in the Declaration of Trust of the Brandes Trust. The execution and delivery by such officers shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquired Fund as provided in the Declaration of Trust of the Brandes Trust.

         15.6 It is expressly agreed that the obligations of the Northstar Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Northstar Trust personally, but bind only the trust property of the Acquiring Fund, as provided in the Declaration of Trust of the Northstar Trust. The execution and delivery by such officers shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquiring Fund as provided in the Declaration of Trust of the Northstar Trust.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and attested by its Secretary or Assistant Secretary.

Attest:                                   NORTHSTAR TRUST
                                          on behalf of the
                                          NORTHSTAR INTERNATIONAL VALUE FUND



_______________________________           By:___________________________
Secretary

Attest:                                   BRANDES TRUST
                                          on behalf of
                                          BRANDES INTERNATIONAL FUND



_______________________________           By:___________________________
Secretary

Exhibit B

      Northstar International Value Fund (the "Fund") is a separate diversified portfolio of Northstar Trust, an open-end, management investment company (the "Trust"), known as a mutual fund. The Fund's investment objective is long-term capital appreciation. It will seek to achieve this objective by primarily investing in equity securities of foreign issuers with market capitalizations greater than $1 billion.

      Northstar Investment Management Corporation ("Northstar" or the "Adviser") is the investment adviser for the Fund. Brandes Investment Partners, L.P. ("Brandes" or the "Sub-adviser") is the sub-adviser or manager of the Fund's assets. Northstar Distributors, Inc. (the "Underwriter") is the underwriter of the Fund's shares, and Northstar Administrators Corporation (the "Administrator") serves as administrator to the Fund. The
Underwriter  and Administrator are each affiliates of the Adviser.

      This Prospectus sets forth concisely the information about the Fund that prospective investors should know before investing. It should be read and retained for future reference. A Statement of Additional Information, dated February 28, 1997, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request to Northstar at the address or telephone number given above.

      Mutual funds are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured or guaranteed by the FDIC, the Federal Reserve Board, or any other government agency. Investment in mutual funds involves risks, including possible loss of principal.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              EXPENSE INFORMATION
 ------------------------------------------------------------------------------
      The tables and examples below are designed to assist you in understanding the various costs and expenses that you will bear directly or indirectly as an investor in the Fund. Shareholder Transaction Expenses are paid by investors when purchasing or redeeming Fund shares. Annual Operating Expenses are paid by the Fund and are reflected in the Fund's net asset value.



                                                   Class A  Class B   Class C
                                                   -------  -------   -------
Shareholder Transaction Expenses
Maximum Front-end Sales Load Imposed on Purchase
  of Shares (as a % of offering price)............   4.75%    None      None
Maximum Contingent Deferred Sales Load on Sale
  of Shares (as a % of the lesser of original
  price or redemption proceeds)...................   None(1)  5.00%(2)  1.00%


Annual Fund Operating Expenses
(As a % of Average Net Assets)
Management Fee....................................   1.00%    1.00%     1.00%
12b-1 Expenses....................................   0.30%    1.00%(3)  1.00%(3)
Other Expenses....................................   0.50%    0.50%     0.50%
Total Fund Operating Expenses.....................   1.80%    2.50%     2.50%
                                                     =====    =====     =====

-----------------------
(1) Purchases of $1 million or more are not subject to an initial sales charge; however, a CDSC of up to 1% will be imposed on such purchases in the event of certain redemption transactions within 18 months following the date of purchase.

(2) The Class B CDSC on redemptions decreases 1% annually after year one to 2% in years four and five and to 0% after year five.

(3) Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. ("NASD") rules regarding investment companies.

Examples: An investor in the Fund would pay the following expenses on a $1,000 investment assuming a 5% annual return throughout the period, and, unless otherwise noted, redemption at the end of each period.

                     CLASS A  CLASS B  CLASS B(1)  CLASS C  CLASS C(1)
                     -------  -------  ----------  -------  ----------

1 Year...........     $ 65     $ 77     $ 26        $ 36       $ 26
3 Years..........      103      112       79          79         79
5 Years..........      143      158      136         136        136
10 Years.........      254      289      289         289        289

------------------
(1)   Assumes no redemption.

      The amounts listed in the Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.


                 INVESTMENT OBJECTIVE AND POLICIES OF THE FUND
 ------------------------------------------------------------------------------

      The Fund's investment objective is long-term capital appreciation. It cannot be changed without the approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act") of the Fund's outstanding voting shares. There can be no assurance that the Fund's investment objective will be achieved.

      The Fund invests primarily in equity securities of foreign issuers with market capitalizations greater than $1 billion. The Fund may invest up to 25% of its total assets in small capitalization companies. Small capitalization companies are those with capitalization of $1 billion or less. Investments in small capitalization companies while generally providing greater growth potential than investments in companies with larger capitalizations, also entail greater risks. Small capitalization companies often have limited product lines, markets or financial resources and may be dependent on one person or a few key persons for management. The securities of such companies may be subject to more volatile market movements than securities of larger, more established companies, both because the securities typically are traded in lower volume and because the issuers typically are more subject to changes in earnings and prospects. Because the Fund applies a U.S. size standard on a global basis, it may invest in issuers which might, in some countries, rank among the largest companies in terms of capitalization.

      Under normal circumstances, the Fund will invest at least 65% of its total assets in equity securities of issuers located in at least three countries other than the United States. Countries in which the Fund may invest include, but are not limited to, the nations of Western Europe, North and South America, Australia and Asia. Equity securities include common stocks, preferred stocks and securities convertible into common stocks. It is anticipated that securities generally will be purchased in the form of common stock, American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") or Global Depositary Receipts ("GDRs"). ADRs, EDRs and GDRs, which may be sponsored or unsponsored, are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying foreign securities. The issuers of securities underlying unsponsored ADRs, EDRs and GDRs are not obligated to disclose material information in the United States and, accordingly, there may not be a correlation between such information and the market value of the Depositary Receipts.

      The Fund may invest up to 25% of its assets in securities of companies located in countries with emerging securities markets. Emerging markets are the capital markets of any country that in the opinion of the Adviser is generally considered a developing country by the international financial community. See "Investment Considerations and Risk Factors -- Foreign Securities".

      In seeking out foreign securities for purchase, the Advisor does not attempt to match the security allocations of foreign stock market indices. Therefore, the Fund's country weightings may differ significantly from country weightings found in published foreign stock indices. For example, the Advisor may choose not to invest a Fund's assets in a country whose stock market, at any given time, may comprise a large portion of a published foreign stock market index. At the same time, the Advisor may invest a Fund's assets in countries whose representation in such an index may be small or non-existent. The Advisor selects stocks for each Fund based on their individual merits and not necessarily on their geographic locations.


                   INVESTMENT CONSIDERATIONS AND RISK FACTORS
 ------------------------------------------------------------------------------

      The Fund's net asset value per share is expected to fluctuate. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved.

      Equity Securities. Equity securities can over time rise and fall in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of the Fund's investments will result in changes in the value of the Fund's shares and thus its total return to investors.

      The securities of smaller companies in which the Fund may invest may be subject to more abrupt or erratic market movements than larger more established companies, because these securities typically are traded in lower volume and the issuers typically are subject to a greater degree to changes in earnings and prospects.

      Foreign Securities. Investing in foreign securities involves special risks. These include currency fluctuations, political or economic instability in the country of issue and the possible imposition of exchange controls or other laws or restrictions. In addition, securities prices in foreign markets are generally subject to different economic, financial, political and social factors than are the prices of securities in U.S. markets. With respect to some foreign countries there may be the possibility of expropriation or confiscatory taxation, limitations on liquidity of securities or political or economic developments which could affect the foreign investments of the Funds.

      Further, securities of foreign issuers generally will not be registered with the SEC, and such issuers will generally not be subject to the SEC's reporting requirements. Accordingly, there is likely to be less publicly available information concerning certain of the foreign issuers of securities held by the Fund than is available concerning U.S. companies. Foreign companies are also generally not subject to uniform accounting, auditing and financial reporting standards or to practices and requirements comparable to those applicable to U.S. companies. There may also be less government supervision and regulation of foreign broker-dealers, financial institutions and listed companies than exists in the U.S. These factors could make foreign investments, especially those in developing countries, more volatile.

      Investing in emerging securities markets involves risks which are in addition to the usual risks inherent in foreign investments. Some emerging markets countries may have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be traded internationally. Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. Any devaluations in the currencies in which the Fund's portfolio securities are denominated may have a detrimental impact on the Fund.

      Some countries with emerging securities markets have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Moreover, the economies of some countries may differ favorably or unfavorably from the U.S. economy in such respects as rate of growth of gross domestic product, the rate of inflation, capital reinvestment, resource self-sufficiency, number and depth of industries forming the economy's base, governmental controls and investment restrictions that are subject to political change and balance of payments position. Further, there may be greater difficulties or restrictions with respect to investments made in emerging markets countries.

      Emerging securities markets typically have substantially less volume than U.S. markets, and securities in many of such markets are less liquid, and their prices often are more volatile than securities of comparable U.S. companies. Such markets often have different clearance and settlement procedures for securities transactions, and in some markets there have been times when settlements have been unable to keep pace with the volume of transactions, making it difficult to conduct transactions. Delays in settlement could result in temporary periods when assets which the Fund desires to invest in emerging markets may be uninvested. Settlement problems in emerging markets countries also could cause the Fund to miss attractive investment opportunities. Satisfactory custodial services may not be available in some emerging markets countries, which may result in the Fund incurring additional costs and delays in the transportation and custody of such securities.


                          OTHER INVESTMENT TECHNIQUES
 ------------------------------------------------------------------------------

      The Fund may, but does not currently intend to, engage in certain additional investment techniques not described in the Prospectus. These techniques and additional information on the securities and techniques described in the Prospectus are contained in the Statement of Additional Information.

      Short-Term Investments. At times the Fund may invest in short-term cash equivalent securities either for temporary, defensive purposes, or as part of its overall investment strategy. These securities consist of high quality debt obligations maturing in one year or less from the date of purchase, such as U.S. Government securities, certificates of deposit, bankers' acceptances and commercial paper. High quality means the obligations have been rated at least A-1 by Standard & Poor's Corporation ("S&P") or Prime-1 by Moody's Investor's Service, Inc. ("Moody's"), have an outstanding issue of debt securities rated at least AA by S&P or Aa by Moody's, or are of comparable quality in the opinion of the Sub-adviser.

      Repurchase Agreements. Short-term investments also include repurchase agreements with respect to the high quality debt obligations listed above. A repurchase agreement is a transaction in which the Fund purchases a security and, at the same time, the seller (normally a commercial bank or broker-dealer) agrees to repurchase the same security (and/or a security substituted for it under the repurchase agreement) at an agreed-upon price and date in the future. The resale price is in excess of the purchase price in that it reflects an agreed-upon market interest rate effective for the period of time during which the Fund holds the securities. The majority of these transactions run from day to day and not more than seven days from the original purchase. The Fund's risk is limited to the ability of the seller to pay the agreed- upon sum on the delivery date; in the event of bankruptcy or the default by the seller, there may be possible delays and expenses in liquidating the instrument purchased, decline in its value and loss of interest. The securities will be marked to market every business day so that their value is at least equal to the amount due from the seller, including accrued interest. The Sub-adviser will also consider the credit-worthiness of any bank or broker-dealer involved in repurchase agreements under procedures adopted by the Board of Trustees.

      U.S. Government Securities. The Fund may invest in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. U.S. Government securities include direct obligations issued by the United States Treasury, such as Treasury bills, certificates of indebtedness, notes and bonds. U.S. Government agencies and instrumentalities that issue or guarantee securities include, but are not limited to, the Federal Home Loan Banks, the Federal National Mortgage Association, and the Student Loan Marketing Association. Except for U.S. Treasury securities, obligations of U.S. Government agencies and instrumentalities may or may not be supported by the full faith and credit of the United States. Some, such as those of the Federal Home Loan Banks, are backed by the right of the issuer to borrow from the Treasury, others by discretionary authority of the U.S. Government to purchase the agencies' obligations, while still others, such as the Student Loan Marketing Association, are supported only by the credit of the instrumentality. In the case of securities not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitment.

      When-Issued Securities. The Fund may purchase securities on a when-issued or delayed-delivery basis, generally in connection with an underwriting or other offering. When-issued and delayed-delivery transactions occur when securities are bought with payment for and delivery of the securities scheduled to take place at a future time, beyond normal settlement dates, generally from 15 to 45 days after the transaction. No interest accrues to the purchaser during the period before delivery. There is a risk in these transactions that the value of the securities at settlement may be more or less than the agreed upon price, or that the party with which the Fund enters into such a transaction may not perform its commitment. The Fund will segregate liquid assets, such as cash, U.S. Government securities and other liquid, high quality debt securities in an amount sufficient to meet its payment obligations with respect to these transactions.

      Securities Lending. The Fund may lend its securities in an amount not exceeding 30% of its assets to financial institutions such as banks and brokers if the loan is collateralized in accordance with applicable regulations. Under the present regulatory requirements which govern loans of portfolio securities, the loan collateral must, on each business day, at least equal the value of the loaned securities and must consist of cash, letters of credit of domestic banks or domestic branches of foreign banks, or securities of the U.S. Government. Loans of securities involve risks of delay in receiving additional collateral or in recovering the securities loaned or even loss of rights in the collateral should the borrower of the securities fail financially. However, such securities lending will be made only when, in the opinion of the Sub-adviser, the income to be earned from the loans justifies the attendant risks. Loans are subject to termination at the option of the Fund or the borrower.

      Options. The Fund may write (sell) covered call options on individual securities and on stock indices and engage in related closing transactions. A covered call option on a security is an agreement by the Fund, in exchange for a premium, to sell a particular portfolio security if the option is exercised at a specified price before a set date. An option on a stock index gives the option holder the right to receive, upon exercising the option, a cash settlement amount based on the difference between the exercise price and the value of the underlying stock index. Risks associated with writing covered options include the possible inability to effect closing transactions at favorable prices and an appreciation limit on the securities set aside for settlement. The Fund may also purchase call options in closing transactions, to terminate option positions written by the Fund. There is no assurance of liquidity in the secondary market for purposes of closing out covered call option positions.

      The Fund may purchase put and call options with respect to securities which are eligible for purchase by the Fund and with respect to various stock indices for the purpose of hedging against the risk of unfavorable price movements adversely affecting the value of the Fund's securities or securities the Fund intends to buy. A put option on a security is an agreement by the writer of the option, in exchange for a premium, to purchase the security from the Fund, if the option is exercised, at a specified price before a set date. The Fund may also sell put and call options in closing transactions.

      Special risks are associated with the use of options. There can be no guarantee of a correlation between price movements in the option and in the underlying securities or index. A lack of correlation could result in a loss on both the Fund's portfolio holdings and the option so that the Fund's return might have been better had the option not been purchased or sold. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out an option position. The Fund may purchase a put or call option only if the value of its premium, when aggregated with the premiums on all other options held by the Fund, does not exceed 5% of the Fund's total assets.

      Stock Index Futures. The Fund may buy and sell stock index futures contracts for bona fide hedging purposes, e.g., in order to hedge against changes in prices of the Fund's securities. No more than 25% of the Fund's assets will be hedged.

      A stock index futures contract is an agreement pursuant to which one party agrees to deliver to the other an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of securities is made. If the Sub-adviser expected general stock market prices to rise, it might purchase a stock index futures contract as a hedge against an increase in prices of particular equity securities it wanted ultimately to buy. If in fact the stock index did rise, the price of the equity securities intended to be purchased might also increase, but that increase would be offset in part by the increase in the value of the Fund's futures contract resulting from the increase in the index. On the other hand, if the Sub-adviser expected general stock market prices to decline, it might sell a futures contract on the index. If that index did in fact decline, the value of some or all of the equity securities held by the Fund might also be expected to decline, but that decrease would be offset in part by the increase in the value of the futures contract.

      There is no assurance that it will be possible at any particular time to close a futures position. In the event that the Fund could not close a futures position and the value of the position declined, the Fund would be required to continue to make daily cash payments to the other party to the contract to offset the decline in value of the position. There can be no assurance that hedging transactions will be successful, as there may be an imperfect correlation between movements in the prices of the futures contracts and of the securities being hedged, or price distortions due to market conditions in the futures markets. Successful use of futures contracts is subject to the Sub-adviser's ability to predict correctly movements in the direction of interest rates, market prices and other factors affecting the value of securities.

      Illiquid and Restricted Securities; Short Sales Against the Box. The Fund may invest up to 5% of its total assets in illiquid securities, including (i) securities for which there is no readily available market; (ii) securities which may be subject to legal restrictions on resale (so-called "restricted securities") other than Rule 144A securities noted below; (iii) repurchase agreements having more than seven days to maturity; and (iv) fixed time deposits subject to withdrawal penalties (other than those with a term of less than seven days). Illiquid securities do not include those which meet the requirements of Securities Act Rule 144A and which the Sub-adviser has determined to be liquid based on guidelines approved by the Board of Trustees. The Fund is also permitted to engage in short sales "against the box." Such short sales are a method of locking in unrealized capital gains without current recognition of such gains.


                            PERFORMANCE INFORMATION
 ------------------------------------------------------------------------------

      For purposes of advertising, performance may be calculated on several bases, including current yield, average annual total return and/or cumulative total return.

      Current yield shows the rate of income a Fund earns on its investments as a percentage of the Fund's share price. It is calculated by dividing a Fund's net investment income for a 30-day period by the average number of shares entitled to receive dividends and dividing the result by the Fund's share price at the end of the 30-day period. Yield does not include changes in share price.

      Yields are calculated according to standardized SEC formulas and may not equal the income on an investor's account. Yield is usually quoted on an annualized basis. An annualized yield represents the amount you would earn if you remained in a Fund for a year and that Fund continued to have the same yield for the entire year.

      Average annual total return represents the average annual percentage change of an investment over a specified period. It is calculated by taking the cumulative total return for the stated period and determining what constant annual return would have produced the same cumulative return. Average annual total returns tend to smooth out variations in a Fund's return and are not the same as actual annual results.

      Cumulative total return represents the actual rate of return on an investment for a specified period. Cumulative total return is generally quoted for more than one year (e.g., the life of the Fund). A cumulative total return does not show interim fluctuations in the value of an investment.

      Fund performance figures are based on historical results and are not intended to indicate future performance. Investment returns and share price will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Comparative performance information may be used in advertising, including data from Lipper Analytical Services, Inc., Moody's Bond Survey Bond Index, Morningstar, Inc. and other industry publications.


                       HOW NET ASSET VALUE IS DETERMINED
 ------------------------------------------------------------------------------

      All purchases, redemptions and exchanges are processed at the net asset value ("NAV") per share next calculated after your request is received. In order to receive a day's price, your order must be received by 4:00 p.m. Eastern Standard Time ("EST"). The Fund's NAV is determined separately for each class as of the close of regular trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. EST) each day that the NYSE is open. NAV per share is calculated by dividing the total value of the Fund's securities and other assets, less all liabilities, by the total number of shares outstanding. The specific expenses borne by each class of shares will be deducted from that class and will result in different NAVs and dividend payments. The NAV of a Class B, or Class C share will generally be lower than that of a Class A share because of the higher distribution fees or certain other class specific expenses borne by these classes. Securities are valued at market value or, if a market quotation is not readily available, at their fair value determined in good faith under procedures adopted by and under the supervision of the Trustees. Money market instruments maturing within 60 days are valued at amortized cost, which approximates market value. See "Net Asset Value" in the Statement of Additional Information.

                             MANAGEMENT OF THE FUND
 ------------------------------------------------------------------------------

      THE TRUSTEES. The Trustees of the Fund oversee the business affairs of the Fund and are responsible for major decisions relating to the Fund's investment objective and policies. The Trustees delegate the day-to-day management of the Fund to the officers of the Trust and meet quarterly to review the Fund's investment policies, performance, expenses and other business affairs.

      THE INVESTMENT ADVISER and Affiliated Service Providers. Northstar Investment Management Corporation is the investment adviser to the Fund. Northstar furnishes continuous advice and recommendations concerning the Fund's investments. Northstar Administrators Corporation ("NAC"), an affiliate of Northstar, furnishes certain administrative, compliance and accounting services to the Fund. Employees of Northstar and NAC serve as officers of the Fund, and Northstar provides office space for the Fund and pays the salaries of all Fund officers and Trustees who are affiliated with Northstar. Northstar Distributors, Inc, also an affiliate of Northstar, serves as principal underwriter of the shares of the Fund, conducting a continuous offering pursuant to a "best efforts" arrangement requiring it to take and pay for only such securities as may be sold to the public through investment dealers.

      Northstar and its affiliates are indirect, majority owned subsidiaries of ReliaStar Financial Corporation ("ReliaStar"). ReliaStar's address is 20 Washington Avenue South, Minneapolis, Minnesota 55401. Combined minority interests of Northstar held by members of senior management currently equal 20%. ReliaStar is a publicly traded holding company whose subsidiaries specialize in the life and health insurance business. Through ReliaStar Life Insurance Company and other subsidiaries, ReliaStar issues and distributes individual life insurance, annuities and mutual funds, group life and health insurance and life and health reinsurance, and provides related investment management services.

      Under the terms of an investment advisory agreement between Northstar and the Fund, the Fund has agreed to pay Northstar a monthly fee at the annual rate of 1.00% of the Fund's average daily net assets. From time to time, Northstar may waive receipt of its fees or voluntarily assume certain expenses of the Fund.

      The Fund pays NAC an administrative services fee, which is accrued daily and paid monthly, at the annual rate of 0.10% of the Fund's average net assets. NAC also charges an annual account service fee of $5.00 for each account of beneficial holders of shares in the Fund for providing certain shareholder services and assisting broker-dealers in servicing Fund accounts.

      The Sub-adviser. Brandes Investment Partners, Inc. ("Brandes"), a registered investment adviser, serves as the sub-adviser to the Fund pursuant to a Subadvisory Agreement dated January 23, 1997 between Northstar and Brandes. Brandes' principal address is 12750 High Bluff Drive, San Diego, California

92130. Charles Brandes, who owns more than 25% of Brandes common stock, serves as one of the managing directors of Brandes. Brandes currently manages in excess of $5 billion for private accounts. Brandes will receive from Northstar, not the Fund, a monthly fee for its services at an annual rate equal to 0.50% of the management fee that the Fund pays Northstar. Northstar is responsible for overseeing the investment management provided by Brandes, and assumes all cost and expenses of the subadvisory arrangement.

      Value Investing. The Sub-adviser is committed to the use of the Graham and Dodd Value Investing approach as introduced in the classic book Security Analysis. Utilizing this philosophy, the Sub-adviser views stocks as parts of businesses which are for sale. It seeks to purchase a diversified group of these businesses at prices its research indicates are well below their true long-term, or intrinsic, value. By purchasing stocks whose current prices are believed to be considerably below their intrinsic value, the Sub-adviser believes it can buy not only a possible margin of safety against price declines, but also an attractive opportunity for profit over the business cycle.

      In estimating a company's true long-term value, the Sub-adviser uses sources of information such as company reports, filings with the Securities and Exchange Commission (the "SEC"), computer databases, industry publications, general and business publications, brokerage firm research reports, and interviews with company management. The Sub-adviser's analysis is focused on fundamental characteristics of a company, including, but not limited to, book value, cash flow and capital structure, as well as management's record and broad industry issues. Once the intrinsic value of a company is estimated, this value is compared to the price of the stock. If the price is substantially lower than the estimated intrinsic value, the stock may be purchased. The Sub-adviser believes that the margin between current price and intrinsic value should provide a margin of safety against price declines. In addition, over a business cycle of three to five years, the Sub-adviser believes the market should begin to recognize the company's value and drive its price up toward its intrinsic value. As a result, the investor could realize profits. Of course, there can be no assurance that companies selected using the value investing approach will generate profits or that the Sub-adviser's assessment of company value will be correct.

      The following tables set forth composite performance data for Brandes' Investment Committee, the portfolio management team for the Fund, based on historical performance of substantially similar accounts managed by Brandes' Investment Committee since the dates indicated. The data is provided to illustrate the past performance of Brandes' Investment Committee in managing substantially similar accounts, as measured against the Morgan Stanley Capital International (MSCI) EAFE Index, the same style that is being used for the Fund.

                           -------------------------------------------------
                           Brandes Investment                    MSCI EAFE
Year                       Committee Composite (a, c)            Index (b,c)
---------------------------------------------------------------  -----------
One Year.................        13.30%                              13.28%
Three Years..............        13.37                               10.45
Five Years...............        16.41                                9.99

--------------------
(a) The performance results include the actual performance of ALL fully discretionary international equity accounts, except those managed pursuant to a bundled wrap fee agreement, managed by Brandes' Investment Committee from 1991 to present calculated in accordance with AIMR standards. These accounts were managed with investment objectives and policies substantially similar to those of the Fund. These accounts were not, however, subject to the requirements of the Investment Company Act of 1940, the limitations of which could affect performance results. These performance results are "net" of fees, taking into account management fees, broker fees, commissions and other normal expenses that were deducted from the accounts, except custodian costs.

(b) The MSCI EAFE Index is an unmanaged index consisting of securities listed on exchanges in European, Australian and Far Eastern markets. The Index is adjusted to reflect reinvestment of dividends and distributions.

(c) All information set forth in the tables was supplied by Brandes Investment Partners or from statistical services, reports or other sources believed by Brandes Investment Partners to be reliable. However, such information has not been verified or audited.

      Historical performance is not indicative of future performance. The composite account results presented above may not necessarily equate with the return experienced by any one account managed by Brandes' Investment Committee, as a result of differences in brokerage commissions, the size of positions taken in relation to account size, timing of investments, additions and withdrawals, and diversification of securities.

      Portfolio Managers. The Fund is managed by Brandes' Investment Committee, whose members are Brandes principals and/or portfolio managers. Current members of the Investment Committee are Charles H. Brandes, CFA; Jeffrey A. Busby, CFA; Glenn R. Carlson, CFA; Robert J. Gallagher; Ann W. Humphreville; Marnelle A. Marchese, CFA; Jeffrey R. Meyer, CFA; William A. Pickering, CFA; Ronald J. Saba; and Brent V. Woods.

      Other Service Providers. The custodian and fund accounting agent for the Fund is State Street Bank and Trust Company, located at 225 Franklin Street, Boston, Massachusetts 02110. The transfer agent and blue sky administrator for the Fund is First Data Investor Services Group, Inc. ("First Data" or the "Transfer Agent"), located at One Exchange Place, Boston, Massachusetts, 02109.

                             HOW TO PURCHASE SHARES
 ------------------------------------------------------------------------------

      The Fund continuously offers three classes of shares. Each class is described below under "Alternative Purchase Arrangements." Shares of the Fund may be purchased from the Fund or from investment dealers having a sales agreement with the Underwriter. Orders received in good form prior to 4:00 p.m. EST or placed with a financial service firm before such time and transmitted before the Fund processes that day's share transactions, will be processed at that day's closing NAV, plus any applicable sales charge. The minimum initial purchase is $2,500, however the Fund reserves the right in its discretion to accept purchases of a lesser value. The minimum initial purchase does not apply to IRA accounts, for which the minimum is $250; additional investments for as little as $100 ($25 for IRA accounts) may be made at any time through an investment dealer or by sending a check payable to Northstar Funds, c/o First Data Investor Services Group, Inc., P.O. Box 5131, Westborough, Massachusetts 01581-5131, for the purchase of full and fractional shares. Most shareholders choose not to hold their shares in certificate form because account transactions such as exchanges and redemptions cannot be completed until the certificate has been returned to the Fund and certificate holders may not participate in certain shareholder services, such as telephone exchanges and redemptions, check-writing and the withdrawal program. Certificates will be issued only upon written request. Shareholders requesting certificates may incur a fee for lost or stolen certificates and no certificates are issued for fractional shares (which shares remain in the shareholder's account in book entry form). The Fund or the Underwriter may refuse any purchase order for shares.

      At various times, the Underwriter implements programs under which (a) a dealer's sales force may be eligible to win cash or material awards for certain sales efforts or under which (b) the Underwriter will reallow an amount not exceeding the total applicable sales charges on the sales generated by the dealer during such programs to any dealer that (i) sponsors sales contests or recognition programs conforming to criteria established by the Underwriter or
(ii) participates in sales programs sponsored by the Underwriter. In addition, the Adviser, Administrator and/or Underwriter may reimburse dealers for administrative services. Sales personnel of broker-dealers distributing shares of the Fund may receive differing compensation for selling different classes of shares.


                         ALTERNATIVE SALES ARRANGEMENTS
 ------------------------------------------------------------------------------

      The alternative purchase arrangements permit an investor to choose among three methods (each a class) of purchasing shares. Each class is described below. Which class is more beneficial to an investor depends on the amount and intended length of the investment. Large investments qualifying for a reduced Class A sales charge avoid the higher distribution fee. Investments in Class B and Class C shares have 100% of the purchase invested immediately. The maximum purchase of Class B shares is $500,000; the maximum purchase of Class C shares is $750,000. Please consult your financial service firm.

      All contingent deferred sales charges are deducted from the redemption proceeds, not the amount remaining in the account. No contingent deferred sales charge is imposed on shares acquired through reinvestment of dividends and distributions, or on amounts representing appreciation. In determining whether a contingent deferred sales charge is applicable to a redemption, the calculation will be determined in the manner that results in the lowest possible rate being charged. Accordingly, in determining whether a contingent deferred sales charge will be payable and, if so, the percentage charge applicable, shares acquired through reinvestment and then shares held the longest will be considered the first to be redeemed.

      Class B shares automatically convert to Class A shares after eight years from purchase. The purpose of the conversion is to relieve the holders from the burden of higher distribution fees once the Underwriter had been reimbursed for most of its distribution related expenses. For purposes of conversion to Class A shares, shares purchased through the reinvestment of dividends and distributions paid in respect of Class B shares in a shareholder's Fund account will be considered to be held in a separate subaccount. Each time any Class B shares in the shareholder's Fund account (other than those in the subaccount) convert to Class A, an equal pro rata portion of the Class B shares in the subaccount will also convert to Class A.

      As set forth below, the initial or contingent deferred sales charges may be reduced or eliminated for certain persons or organizations purchasing Fund shares alone or in combination with other Northstar Funds. See the Statement of Additional Information for more details regarding waivers and purchases at net asset value.

      Investors choosing the initial sales charge alternative may under certain circumstances be entitled to pay reduced sales charges. The sales charge varies with the size of the purchase and reduced charges apply to the aggregate of purchases of the Fund made at one time by any "Purchaser," which term includes
(i) an individual and his/her spouse and their children under the age of 21,
(ii) a trustee or fiduciary purchasing for a single trust, estate or single fiduciary account (including pension, profit-sharing or other employee benefit trusts created pursuant to a plan qualified under Section 401 of the Internal Revenue Code, a Simplified Employee Pension ("SEP"), Salary Reduction and other Elective Simplified Employee Pension Accounts ("SARSEP")) and 403(b) and 457 plans, although more than one beneficiary or participant is involved; and (iii) any other organized group of persons, whether incorporated or not, provided the organization has been in existence for at least six months and has some purpose other than the purchase at a discount of redeemable securities of a registered investment company. The circumstances under which "Purchasers" may pay reduced sales charges are described below.

      RIGHTS OF ACCUMULATION. A Purchaser may qualify for reduced initial sales charges based upon the Purchaser's existing investment in shares of the Fund at the time of purchase. The applicable sales charge is determined by aggregating the dollar amount of the new purchase and the greater of the Purchaser's total
(i) net asset value or (ii) cost of all shares owned in the Fund sold subject to a front-end sales charge and/or designated as "Class A" shares then held by such Purchaser, and applying the sales charge applicable to such aggregate.

      In order to obtain this discount, the Underwriter (if a purchase is made through an investment dealer) or Transfer Agent (if made by mail) must be provided with sufficient information, including the Purchaser's total cost at the time of purchase, to permit verification that the Purchaser qualifies for a cumulative quantity discount, and confirmation of the order is subject to such verification. The privilege of cumulative quantity discounts may be modified or discontinued at any time.

      LETTER OF INTENT. Purchasers may also qualify for reduced sales charges by signing a Letter of Intent ("LOI"). This enables the Purchaser to aggregate purchases over a 13-month period of all Funds sold subject to a front-end sales charge and/or designated as "Class A" shares. The sales charge is based on the total amount invested during the 13-month period. A 90-day back-dated period can be used to include earlier purchases (with a partial retroactive downward adjustment in an amount equal to the commission paid to the broker-dealer); the 13-month period would then begin on the date of the first purchase during the 90-day period. No retroactive adjustment will be made if purchases exceed the amount indicted in the LOI. A shareholder must notify the Transfer Agent whenever a purchase is being made pursuant to a LOI.

      The LOI is not a binding obligation on the investor to purchase the full amount indicated; however, on the initial purchase, if required (or on subsequent purchases if necessary), 5% of the dollar amount specified in the Statement will be held in escrow by the Transfer Agent in shares registered in the shareholder's name in order to assure payment of the proper sales charge. If total purchases pursuant to the LOI (less any dispositions and exclusive of any distributions on such shares automatically reinvested) are less than the amount specified, the investor will be requested to remit to the Underwriter an amount equal to the difference between the sales charge paid and the sales charge applicable to the aggregate purchases actually made. If not remitted within 20 days after written request, an appropriate number of escrowed shares will be redeemed in order to realize the difference.

      CDSC WAIVERS. The contingent deferred sales charge is waived on redemptions of Class B and Class C shares (a) following the death or disability, as defined in Section 72(m)(7) of the Internal Revenue Code, of a shareholder (or all shareholders in the case of joint accounts) if redemption is made within one year of the death or disability of the shareholder, as relevant; (b) in connection with redemptions of shares made pursuant to a shareholder's participation in any systematic withdrawal plan adopted by the Funds provided, however, that such withdrawals shall not exceed in any calendar year 7% of the original principal amount invested (any excess being assessed the applicable deferred sales charge, if any), and provided further that the redeeming shareholder reinvests all dividends and capital gain distributions during his/her participation in the withdrawal plan; (c) after attaining the age of 70 1/2 in the case of redemption from an IRA or other retirement plan such as a Keogh plan or custodial account pursuant to Section 403(b)(7) of the Internal Revenue Code, or on any redemption resulting from the tax-free return of an excess contribution pursuant to Section 408(d)(4) or (5) of the Code; and (d) in connection with the exercise of certain exchange privileges among Class B or Class C shares of the Funds, including shares of the Class B or Class C Account of the Money Market Portfolio.

      Class A Shares. Class A shares are offered at net asset value plus an initial or a contingent deferred sales charge as set forth below. Class A shares bear a 0.25% annual service fee and a .05% annual distribution fee.

------------------------------------------------------------------------------
Amount Purchased       % of Amount   % of Offering Price  Amount Retained by
                        Invested                          be Dealers as % of
                                                            Offering Price
------------------------------------------------------------------------------
Up to $99,999             4.99%           4.75%                4.00%
------------------------------------------------------------------------------
$100,000 to $249,999      3.9             3.75                 3.1
------------------------------------------------------------------------------
250,000 to 499,999        2.83            2.75                 2.3
------------------------------------------------------------------------------
500,000 to 999,999        2.04             2                   1.7
------------------------------------------------------------------------------
*1,000,000 and above       --              --                  --
------------------------------------------------------------------------------


-------------------------
* The Underwriter pays investment dealers or financial service firms a commission from its own resources of up to 1.00% of the amount invested for amounts from $1,000,000 to $2,499,999, up to 0.50% on amounts of $2,500,000 to
$4,999,999 and up to 0.25% on amounts of $5 million and above. Purchases of over $1 million are subject to a maximum contingent deferred sales charge of 1% (scaled down to 0.50% for amounts of $2.5 million or more, and 0.25% on amounts over $5 million) on redemptions made within eighteen months.

      Class B Shares. Class B shares are offered at net asset value, without an initial sales charge, subject to a 0.75% annual distribution fee for approximately 8 years (at which time they convert to Class A shares bearing only a 0.05% annual distribution fee), a 0.25% annual service fee and a contingent deferred sales charge if shares are redeemed within five years after purchase. As set forth below, the amount of the deferred sales charge varies depending on the number of years after purchase that the redemption occurs. For determining the date of purchase, all payments during a month will be aggregated and deemed to have been made on the last day of the month. The deferred sales charge will be assessed on an amount equal to the lesser of the current market value or the cost of the shares being redeemed. The Underwriter currently pays investment dealers a sales commission of 4% of the sale price of Class B shares sold by the dealers, subject to future amendment or termination. The Underwriter will retain all or a portion of the continuing distribution fee assessed to Class B shareholders and will receive the entire amount of the contingent deferred sales charge paid by shareholders on the redemption of shares to reimburse the Underwriter in whole or in part for the payment of such sales commission, plus financing costs and related marketing expenses.

                                                       CONTINGENT DEFERRED
                                                        SALES CHARGE AS A
                                                          PERCENTAGE OF
                                                          DOLLAR AMOUNT
                                                            SUBJECT TO
 YEARS SINCE PURCHASE                                        CHARGE
-------------------------------------------            -------------------
First......................................................... 5%
Second........................................................ 4%
Third......................................................... 3%
Fourth........................................................ 2%
Fifth......................................................... 2%
Thereafter.................................................... 0%

      To provide an example, assume an investor purchased 100 shares at $10 per share (at a cost of $1,000) and in the second year after purchase, the net asset value per share is $12 and, during such time, the investor has acquired 10 additional shares upon dividend reinvestment. If, at such time the investor makes his first redemption of 50 shares (proceeds of $600), 10 shares will not be subject to charge because of dividend reinvestment. With respect to the remaining 40 shares, the charge is applied only to the original cost of $10 per share and not to the increase in net asset value of $2 per share. Therefore, $400 of the $600 redemption proceeds will be charged at a rate of 4% (the applicable rate in the second year after purchase).

      CLASS C SHARES. Investors choosing Class C shares purchase shares at net asset value without a sales charge at the time of purchase, subject to a 0.75% annual distribution fee, a 0.25% annual service fee, and a 1.00% contingent deferred sales charge on redemptions made within one year from the first day of the month after purchase.

      The Underwriter currently pays investment dealers a sales commission of 1% of the sale price of Class C shares sold by such dealers, subject to future amendment or termination. The Underwriter will retain the distribution fee assessed against Class C shareholders in the first year of investment, and the entire amount of the contingent deferred sales charge paid by Class C shareholders upon redemption in year one, in order to compensate the Underwriter for providing distribution related services to the Fund in connection with the sale of Class C shares, and to reimburse the Underwriter in whole or in part for the commissions (and any related financing costs) paid to dealers at the time of purchase. There is no conversion feature associated with Class C shares; therefore, Class C shareholders will be subject to the higher distribution fee associated with such shares for the life of the shareholder's investment.


                     INVESTOR SERVICES AND ACCOUNT POLICIES
 ------------------------------------------------------------------------------

      An account will be opened for each investor after an initial investment is made. Shares purchased will be held in the shareholder's account by the Transfer Agent. The Fund will send you a confirmation statement after every transaction that affects your account balance or your account registration. The Fund sends annual and semi-annual financial statements to all of its shareholders. To reduce expenses, only one copy of most Fund reports will be mailed to accounts listed under the same social security number or to households for multiple accounts with the same surname. Information regarding the tax status of income dividends and capital gains distribution will be mailed to shareholders on or before January 31st of each year. Account tax information will also be sent to the IRS. Requests for account assistance or additional information should be directed to Northstar at (800)595-7827.

      DIVIDEND AND DISTRIBUTION REINVESTMENT OPTIONS. Shareholders of Class A, Class B and Class C shares may direct that income dividends and capital gain distributions be paid to them through any one of the following options: income dividends and capital gain distributions both paid in additional shares of the same class of the Fund at net asset value; income dividends paid in cash and capital gain distributions paid in additional shares of the same class of the Fund at net asset value; or income dividends and capital gain distributions both paid in cash. If a shareholder does not indicate which option is preferred upon the opening of an account, both income dividends and capital gain distributions will be paid in additional shares of the Fund from which the investor earned such distributions. Payment options may be changed at any time by notifying Northstar in writing.

      AUTOMATIC INVESTMENT PLAN. Shareholders may elect to purchase shares through the establishment of an Automatic Investment Plan, in which case the minimum investment in order to open an account is $25. An Automatic Investment Authorization Form (available on request from Northstar) provides for funds to be automatically drawn on a shareholder's bank account and deposited in his or her Fund account ($25 per month minimum). The shareholder's bank may charge a nominal fee in connection with the establishment and use of automatic deposit services. Shareholders may not participate in the Automatic Investment Plan while participating in the Systematic Withdrawal Program described below.

      WITHDRAWAL PROGRAM. A shareholder owning $5,000 or more worth of shares of the Fund in book-entry form may establish a withdrawal program with the Fund and provide for the payment monthly or quarterly of any requested dollar amount ($25 minimum per payment) from the account to his or her order. A sufficient number of full and fractional shares will be redeemed to make the designated payment. The purchase of shares while participating in a withdrawal program will ordinarily be disadvantageous to the investor, since a sales charge will be paid by the investor on the purchase of shares at the same time the shares are being redeemed in the case of Class A shares. For this reason, shareholders may not maintain an Automatic Investment Plan while participating in the withdrawal program. In the case of shares subject to a contingent deferred sales charge, unless the investor qualifies for a waiver, the investor may incur a sales charge at the time of each withdrawal. The Fund may terminate an investor's withdrawal program if the account value falls below $5,000 due to the transfer or redemption of shares from the account. See the enclosed application form.

      TAX-SHELTERED RETIREMENT PLANS. Shares of the Fund may be offered in connection with the following qualified prototype retirement plans: IRA and Rollover IRA, SEP-IRA, Profit-Sharing and Money Purchase Pension Plans which can be adopted by self-employed persons ("Keogh") and by corporations. Call or write Northstar for further information.

      EXCHANGE PRIVILEGES. Shareholders may exchange shares of the Fund for the same class of shares of another Fund or for shares of The Cash Management Fund of Salomon Brothers Investment Series (an open-end management investment company comprised of various portfolios, hereafter referred to as "Money Market Portfolio," that is not one of the Funds, but is available by purchase or exchange through the Underwriter). Exchange requests in proper form will be honored prior to 4:00 p.m. EST. For telephone exchanges or authorization forms, contact Northstar at 1-800-595-7827. Exchanges will be based upon each Fund's NAV per share next computed following receipt of a properly executed exchange request, without a sales charge; provided, however, in the case of exchanges after a direct purchase into the Money Market Portfolio from Class A shares of the Fund, a sales charge will be imposed in accordance with the sales charge table that is applicable to direct purchases. Collection of the contingent deferred sales charge will be deferred on shares subject to a charge that are exchanged for shares of the same class of another Fund, or converted to shares of the Money Market Portfolio. Under these circumstances, the combined holding period of shares in each Fund, or in a Fund and the Money Market Portfolio, shall be used to calculate the conversion period, if applicable, and to determine the deferred sales charge due upon redemption, if any. The exchange of shares from the Fund to another fund is treated as a sale of the exchanged shares and a purchase of the acquired shares for Federal income tax purposes. Shareholders may, therefore, realize a taxable gain or loss. See "Exchanges" and "Dividends, Distributions and Taxes" in the Statement of Additional Information.

      The Fund reserves the right to terminate or modify its exchange privileges at any time upon prominent notice to shareholders. Such notice will be given at least 60 days in advance. The Fund and the Money Market Portfolio have different investment objectives and policies. Shareholders should obtain and review the prospectus of the Fund into which the exchange is to be made before any exchange requests are made.

      TELEPHONE TRANSACTIONS. Shareholders holding shares in book-entry form may authorize the Fund to accept telephone redemptions and exchanges. Shareholders may redeem up to $50,000 worth of their shares by telephoning Northstar prior to 4:00 p.m. EST. Redemption proceeds must be payable to the record holder of the shares and mailed to the shareholder's address of record or wire transferred to the shareholder's account at a domestic commercial bank that is a member of the Federal Reserve System, normally within one business day, but in no event longer than three days after the request. The minimum amount for a wire transfer is $1,000. If at any time the Fund determines that it is necessary to terminate or modify telephone transaction privileges, shareholders would be promptly notified. Information on these services is included in the Application and is available from Northstar. Neither Northstar, the Underwriter nor the Fund will be liable for any loss, damages, expense or cost arising out of any telephone transaction effected in accordance with the Fund's procedures, upon instructions believed to be genuine. Shareholders who utilize telephone privileges bear the risk of any loss, damages, expense or cost arising from their election, including risk of unauthorized use; provided, however that the Fund shall employ reasonable procedures to confirm that all telephone instructions are genuine. For this purpose, the Fund or its agent will require all individuals delivering telephone instructions to provide specific information to identify themselves as the account holder, such as the name in which the account is registered, the account holder's social security number, account number, and broker of record. In the absence of such procedures, or should the Fund or its agents for any reason fail to follow such procedures, the Fund or its agents may be liable for losses due to unauthorized or fraudulent telephone instructions.

      INVOLUNTARY REDEMPTIONS. Due to the high cost of maintaining accounts with small account values, the Fund reserves the right to close all accounts that have been in existence for at least one year and have a value that is less than $500. Involuntary redemptions will not be effected because of market movements; they will only be effected in the event of redemptions resulting in an account value of less than $500. Shareholders will receive 60 days' written notice during which time they may bring the value up to $500 or more. If the account value is not raised during that time, the Fund will redeem all shares in the account and send the proceeds to the shareholder's address of record.

      The Fund reserves the right to close all accounts of a shareholder who has failed to provide a social security number or other taxpayer identification number and certification (if required) that such number is correct, or if a shareholder is deemed to engage in activities which are illegal or otherwise detrimental to the Fund.

      REINSTATEMENT PRIVILEGE. Shareholders have a one time privilege of reinstating their investment into the Fund, subject to the terms of exchange (see "Exchange Privileges") at the NAV next determined after the request for reinstatement is made. For Federal income tax purposes, a redemption and reinstatement will be treated as a sale and purchase of shares; special rules may apply in computing the amount of gain or loss in these situations. See "Dividends, Distributions and Taxes" in the Statement of Additional Information. A written request for reinstatement must be received by the Underwriter within 30 days of the redemption accompanied by payment for the shares (not in excess of the redemption). Shareholder accounts will be credited with an amount equal to the deferred sales charge (or pro rata portion thereof) paid upon redemption.


                               HOW TO SELL SHARES
 ------------------------------------------------------------------------------

      Shareholders may sell their shares back to the Fund at the NAV next determined after the Fund receives a redemption request with any other required documentation in proper form. Investors will be subject to the applicable deferred sales charge, if any, for such shares. The Transfer Agent requires a written request, with the signature guaranteed by a bank, a national stock exchange member or other eligible guarantor institution. The Transfer Agent may waive the signature guarantee requirement in the case of book-entry share redemption requests of less than $50,000 if the proceeds are payable to the account as registered and mailed to the address of record. Redemption requests must be signed by each person in whose name the account is registered. Shareholders may also sell shares back to the Fund through dealers who are members of the selling group. The redemption price in such a case will be the price as of the close of the New York Stock Exchange on that day, provided the order is received by the dealer prior to the close of the Exchange and is transmitted to the Underwriter prior to the close of its business. The dealer is responsible for the timely transmission of orders to the Underwriter. No service charge is made by the Fund on redemptions, but shares tendered through investment dealers may be subject to a service charge by such dealers. Payment for shares redeemed is normally made within three days. However, for shares recently purchased by check, the Fund cannot send proceeds until the check has cleared, which may take up to 15 days.

      Redemptions by corporations, partnerships or other organizations, executors, administrators, trustees, custodians, guardians, or from IRA's or other retirement plans may require additional documentation. To avoid delay in redemption or transfer, shareholders having questions about specific requirements, including eligible guarantor institutions, should contact Northstar at (800) 595-7827. Redemption requests will not be honored until all required documents in the proper form have been received.


                               DISTRIBUTION PLANS
 ------------------------------------------------------------------------------

      The Fund has adopted a distribution plan under Rule 12b-1 of the 1940 Act for each class of shares of the Fund (collectively, the "Plans"). The Plans permit the Fund to compensate the Underwriter in connection with activities intended to promote the sale of shares of each class of shares of the Fund. Pursuant to the Plans, the Fund shall pay the Underwriter 0.30% annually of the average daily net assets of the Fund's Class A shares and 1.00% annually of the average daily net assets of the Fund's Class B and Class C shares. Under the NASD rules, fees of this type are limited to 0.75% annually for distribution fees and 0.25% annually for service fees, subject to aggregate limits. The Underwriter uses the fee to defray the costs of commissions and service fees paid to financial service firms which have sold Fund shares, and to defray other expenses such as sales literature, prospectus printing and distribution, shareholder servicing costs and compensation to wholesalers. Should the fees exceed the Underwriter's expenses in any year, the Underwriter would realize a profit.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES
 ------------------------------------------------------------------------------

      The following discussion is intended for general information only. Each investor should consult with his or her own tax advisor as to the tax consequences of an investment in the Fund.

      The Fund intends to continue to qualify annually and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify, the Fund must meet certain income, distribution and diversification requirements. In any year in which a Fund qualifies as a regulated investment company and timely distributes all of its taxable income, the Fund generally will not pay any U.S. federal income or excise tax. The Fund intends to distribute to shareholders substantially all of its net investment income and any net capital gains at least annually. It is intended that dividends from net investment income will be paid annually on the Fund's shares.

      Dividends paid out of the Fund's investment company taxable income (including dividends, interest and net short-term capital gains) will be taxable to a shareholder as ordinary income. If a portion of the Fund's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Fund may be eligible for the corporate dividends-received deduction. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated as capital gain dividends are taxable as long-term capital gains, regardless of how long the shareholder has held the Fund's shares. Dividends are taxable to shareholders in the same manner whether received in cash or reinvested in additional Fund shares.

      Each year the Fund will notify shareholders of the tax status of dividends and distributions. The Fund may be required to withhold U.S. federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding.

      Investors who purchase shares of the Fund just before the distribution will pay full price for the shares and receive a portion of the purchase price back as a taxable distribution. Unless your account is set up as a tax-deferred account, dividends paid to you would be included in your gross income for tax purposes even though you may not have participated in the increase in the net asset value of the Fund. Further information relating to tax consequences is contained in the Statement of Additional Information. Fund distributions also may be subject to state, local and foreign taxes. Fund distributions that are derived from interest on obligations of the U.S. Government and certain of its agencies, authorities and instrumentalities may be exempt from state and local taxes in certain states.

      A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

      Investments in zero coupon securities will result in income to the Fund each year equal to a portion of the excess of the face value of the securities over their issue price, even though the Fund receives no cash interest payments from the securities.

      Upon the sale or other disposition of shares of the Fund, a shareholder may realize a capital gain or loss which will be long-term or short-term, generally depending upon the shareholder's holding period for the shares.


                              GENERAL INFORMATION
 -----------------------------------------------------------------------------

      ORGANIZATION OF THE FUND. The Northstar International Value Fund is a series of the Northstar Trust (the "Trust") (formerly the "Northstar Advantage Trust"), a Massachusetts business trust. The Trust was organized in 1993.

      The Trust's Declaration of Trust, as amended, provides that the Trustees are authorized to create an unlimited number of series and, with respect to each series, to issue an unlimited number of full and fractional shares of one or more classes and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the series. All shares have equal voting rights, except that only shares of the respective series or separate classes within a series are entitled to vote on matters concerning only that series or class. As of the date of this Prospectus, each Fund within the Trust has three classes of shares.

      Neither the Trust nor the Fund are required to hold shareholder meetings, but special meetings may be called under certain circumstances. Meetings of the shareholders will be called upon written request of shareholders holding in the aggregate not less than 10% of the outstanding shares of the affected Fund or class having voting rights.

      REGISTRATION STATEMENT. This prospectus does not contain all the information included in the Registration Statement filed for the Fund with the Securities and Exchange Commission under the Securities Act of 1933 and the 1940 Act, with respect to the securities offered hereby, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The Registration Statement, including the exhibits filed therewith, may be examined at the office of the Securities and Exchange Commission in Washington, D.C.

                             Principal Underwriter
                          Northstar Distributors, Inc.
                               Two Pickwick Plaza
                              Greenwich, CT 06830


                               Investment Adviser
                  Northstar Investment Management Corporation
                               Two Pickwick Plaza
                          Greenwich, Connecticut 06830


                                 Transfer Agent
                    First Data Investor Services Group, Inc.
                              4400 Computer Drive
                           Westborough, MA 01581-5120


                                 1-800-595-7827

No dealer, salesperson or any other person has been authorized to give any information or make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby in any state in which, or to any person to whom it is unlawful to make such an offer. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct at any time subsequent to its date.

                               TABLE OF CONTENTS
                                                                         Page
                                                                         ----
Expense Information....................................................     2
Financial Highlights...................................................     _
Investment Objective and Policies of the Fund..........................     3
Investment Considerations and Risk Factors.............................     4
Other Investment Techniques............................................     5
Performance Information................................................     8
How Net Asset Value is Determined......................................     9
Management of the Fund.................................................     10
How to Purchase Shares.................................................     12
Alternative Sales Arrangements.........................................     13
Investor Services and Account Policies.................................     17
How to Sell Shares.....................................................     20
Distribution Plans.....................................................     21
Dividends, Distributions and Taxes.....................................     21
General Information....................................................     22

                       STATEMENT OF ADDITIONAL INFORMATION

                  Relating to the acquisition of the assets of

                           BRANDES INTERNATIONAL FUND

                      a series of Brandes Investment Trust

                             12750 High Bluff Drive
                           San Diego, California 92130
                            Telephone: (619) 755-0239

                        by and in exchange for shares of

                       NORTHSTAR INTERNATIONAL VALUE FUND

                           a series of Northstar Trust

                               Two Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Telephone: (800) 595-7827

         This Statement of Additional Information, relating specifically to the proposed acquisition of all of the assets of Brandes International Fund (the "Acquired Fund"), a series of the Brandes Investment Trust, by Northstar International Value Fund (the "Acquiring Fund"), a series of Northstar Trust, in exchange for shares of the Acquiring Fund, consists of this cover page and the following described documents, each of which is incorporated by reference herein:

         (1) The Statement of Additional Information of the Acquired Fund dated February __, 1997, previously filed on EDGAR,
         Accession Number ______________;

         (2) The Statement of Additional Information of the Acquiring Fund dated March 1, 1997, previously filed on EDGAR, Accession Number 0000916641-96-001077; and

         (3) The Annual Report of the Acquired Fund for the year ended October 31, 1996, previously filed on EDGAR, Accession Number 926678-97-000001.

         This Statement of Additional Information is not a prospectus. A Proxy Statement/Prospectus dated ______________, 1997 relating to the above-referenced matter may be obtained from the Northstar Trust at the number and address listed above. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement/Prospectus.

         The date of this Statement of Additional Information is ___________, 1997.

                                                      PART C

                                                 OTHER INFORMATION


Item 15.  Indemnification

Section 4.3 of Registrant's Declaration of Trust provides the following:

(a) Subject to the exceptions and limitations contained in paragraph (b) below:

         (i) every person who is, or has been, a Trustee or officer of the Trust shall be indemnified by the Trust to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof; and

         (ii) the word "claim," "action," "suit" or "proceeding" shall apply to all claims, actions or suits or proceedings (civil, criminal, administrative or other including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)      No indemnification shall be provided hereunder to a Trustee or officer:

         (i) against any liability to the Trust, a series thereof, or the Shareholders by reason of a final adjudication by a court or other body before which a proceeding was brought or that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

         (ii) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in reasonable belief that his action was in the best interest of the Trust; and

         (iii) in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

                  (A) by the court or other body  approving  the  settlement  or other disposition; or

                  (B) based upon the review of readily available facts (as opposed to full trial-type inquiry) by (x) vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or (y) written opinion of independent legal counsel.

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person. Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contract or otherwise under law.

(d) Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

         (i) such undertaking is secured by a surety bond or some other appropriate security provided by the recipient or the Trust shall be insured against losses arising out of any such advances; or

         (ii) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4.3, a "Disinterested Trustee" is one who is not (i) an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), or (ii) involved in the claim, action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Act and be governed by final adjudication of such issue.

Item 16.  Exhibits

         (1)    -  Declaration of Trust1

         (2)    -  By-laws1

         (3)    -  Not applicable

         (4)    -  Agreement and Plan of Reorganization2

         (5)    -  Not applicable

         (6)    -  Form of Investment Advisory Agreement3

         (7)    -  Forms of Underwriting Agreements3

         (8)    -  Not applicable

         (9)    -  Custody Agreement1

         (10)   -  (a)     Form of Distribution and Service Plan3
                   (b)     Multiple Class Plan pursuant to Rule 18f-34
--------
1        Incorporated herein by reference from Post-Effective Amendment No. 8 to the Registrant's Registration Statement.
2        Filed herewith as Exhibit "A" to the Proxy Statement/Prospectus.
3 Incorporated herein by reference from Post-Effective Amendment No. 12 to the Registrant's Registration Statement.
4        Incorporated by reference from the Registrant's Registration Statement.

         (11) - Opinion and Consent of Dechert Price & Rhoads as to legality of the securities being offered

         (12) - Opinion and Consent of Dechert Price & Rhoads as to tax consequences5

         (13)   -  Not applicable

         (14)   -  Consent of Ernst & Young LLP6

         (15)   -  Not applicable

         (16)   -  Powers of Attorney7

         (17)   -  (a)     Declaration of Rule 24f-2
                   (b)     Proxy Card

Item 17.  Undertakings

         (1) The undersigned registrant agrees that prior to any public offering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

--------
5       To be filed by Post-Effective Amendment.
6       To be filed by Pre-Effective Amendment.
7 Incorporated by reference from Post-Effective Amendments No. 6 and 7 to Registrant's Registration Statement.

         (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed acquisition of assets and issuance of shares described in this Registration Statement within a reasonable time after receipt of such opinion or ruling.

                                   SIGNATURES


         As  required  by  the  Securities   Act  of  1933,  as  amended,   this
Registration Statement has been signed on behalf of the Registrant, in the Town of Greenwich and State of Connecticut, on the 31st day of January, 1997.

                            NORTHSTAR TRUST
                            (REGISTRANT)



                            By:
                                Mark L. Lipson*
                                President

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                       Title                        Date


                         Chairman/Trustee             January 31, 1997
John G. Turner*


                         President/Trustee            January 31, 1997
Mark L. Lipson*


                         Trustee                      January 31, 1997
Paul S. Doherty*


                         Trustee                      January 31, 1997
David W. Wallace*


                         Trustee                      January 31, 1997
Robert B. Goode, Jr.*


                         Trustee                      January 31, 1997
Walter H. May*

                         Trustee                      January 31, 1997
Alan L. Gosule*


                         Trustee                      January 31, 1997
David W.C. Putnam*


                         Trustee                      January 31, 1997
John R. Smith*


/s/Agnes Mullady         Principal Financial          January 31, 1997
Agnes Mullady            and Accounting Officer



By: /s/Agnes Mullady

*Agnes Mullady - Attorney-in-Fact. Executed pursuant to powers of attorney filed with Post-Effective Amendments Nos. 6 and 7 to the Registrant's Registration Statement.

                                  EXHIBIT INDEX


Exhibit Number                  Name of Exhibit

         11 Opinion and Consent of Dechert Price & Rhoads as to legality of the securities being offered

         17(a)                  Declaration of Rule 24f-2

         17(b)                  Proxy Card